                                                         FILED PURSUANT TO
                                                         RULE 424 (b) (1)
                                                         FILED NO: 333-13653

                                 $125,000,000

                           NATIONAL DATA CORPORATION

            5% CONVERTIBLE SUBORDINATED NOTES DUE NOVEMBER 1, 2003
LOGO

                               ---------------

  The Notes are convertible at any time prior to maturity, unless previously redeemed or repurchased, into shares of Common Stock, par value $.125 per share ("Common Stock"), of National Data Corporation (the "Company") at a conversion rate of 19.1465 shares per each $1,000 principal amount of Notes (equivalent to a conversion price of approximately $52.229 per share), subject to adjustment in certain circumstances. On October 31, 1996, the last reported sale price of the Common Stock, which is traded under the symbol "NDC" on the New York Stock Exchange, Inc. was $41.125 per share.

  Interest on the Notes is payable on May 1 and November 1 of each year, commencing May 1, 1997. The Notes are redeemable in whole or in part at the Company's option at any time on or after November 1, 1999 at the redemption prices set forth herein, plus accrued interest to the date of redemption. See "Description of Notes -- Optional Redemption." The Notes are not entitled to any sinking fund. The Notes will mature on November 1, 2003.

  In the event of a Change of Control (as defined herein), each holder of Notes may require the Company to repurchase its Notes, in whole or in part, for cash or, at the Company's option, Common Stock (valued at 95% of the average last reported sale prices for the five trading days immediately preceding and including the third trading day prior to the repurchase date) at a repurchase price of 100% of the principal amount of Notes to be repurchased, plus accrued interest to the repurchase date. See "Description of Notes -- Repurchase at the Option of Holders Upon a Change of Control."

  The Notes are unsecured obligations subordinated in right of payment to all existing and future Senior Indebtedness (as defined herein) of the Company and effectively subordinated in right of payment to all indebtedness and other liabilities of the Company's subsidiaries. As of August 31, 1996, after giving effect to the offering of the Notes and the application of the net proceeds therefrom, the Company would have had $11.4 million of Senior Indebtedness outstanding and the aggregate amount of indebtedness and other liabilities of the Company's subsidiaries would have been $50.9 million. The Indenture will not restrict the Company or its subsidiaries from incurring additional Senior Indebtedness or other indebtedness. See "Description of Notes -- Subordination."

  The Notes have been approved for listing on the New York Stock Exchange. The Notes will be represented by a Global Note registered in the name of the nominee of The Depository Trust Company ("DTC"), which will act as depositary. Beneficial interests in the Global Note will be shown on, and transfers thereof will be effected only through, records maintained by DTC and its direct and indirect participants. Except as described herein, Notes in definitive form will not be issued. The Notes will be issued in registered form in denominations of $1,000 and integral multiples thereof. See "Description of Notes -- Book-Entry."

  FOR A DISCUSSION OF CERTAIN FACTORS THAT SHOULD BE CONSIDERED BY INVESTORS IN EVALUATING AN INVESTMENT IN THE SECURITIES OFFERED HEREBY, SEE "RISK FACTORS" BEGINNING ON PAGE 8.

                               ---------------

THESE  SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE  SECURITIES AND
 EXCHANGE  COMMISSION  OR  ANY  STATE  SECURITIES  COMMISSION,  NOR  HAS  THE
  SECURITIES  AND EXCHANGE  COMMISSION  OR ANY  STATE SECURITIES  COMMISSION
   PASSED  UPON   THE  ACCURACY  OR   ADEQUACY  OF  THIS   PROSPECTUS.  ANY
    REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                               ---------------

                                     INITIAL PUBLIC   UNDERWRITING  PROCEEDS TO
                                    OFFERING PRICE(1) DISCOUNT(2)  COMPANY(1)(3)
                                    ----------------- ------------ -------------
Per Note...........................     100.000%         2.552%       97.448%
Total(4)...........................   $125,000,000     $3,190,000  $121,810,000

-------
(1) Plus accrued interest, if any, from November 6, 1996.
(2) The Company has agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933. See "Underwriting."
(3) Before deducting estimated expenses of $400,000 payable by the Company.
(4) The Company has granted the Underwriters an option for 30 days to purchase up to an additional $18,750,000 principal amount of Notes at the initial public offering price shown above, less the underwriting discount, solely to cover over-allotments. If such option is exercised in full, the total initial public offering price, underwriting discount and proceeds to the Company will be $143,750,000, $3,668,500 and $140,081,500, respectively.
    See "Underwriting."

                               ---------------

  The Notes offered hereby are offered severally by the Underwriters, as specified herein, subject to receipt and acceptance by them and subject to their right to reject any order in whole or in part. It is expected that the Notes will be ready for delivery in book-entry form only through the facilities of DTC in New York, New York, on or about November 6, 1996 against payment thereof in immediately available funds.

GOLDMAN, SACHS & CO.
               SALOMON BROTHERS INC
                              MONTGOMERY SECURITIES
                                                     NATWEST SECURITIES LIMITED

                               ---------------

               The date of this Prospectus is October 31, 1996.

                             AVAILABLE INFORMATION

  National Data Corporation (the "Company" or "NDC") has filed a Registration Statement on Form S-3 (together with all amendments and exhibits filed or to be filed in connection therewith, the "Registration Statement") under the Securities Act of 1933, as amended (the "Securities Act"), with respect to the Notes offered hereby. This Prospectus does not contain all the information set forth in the Registration Statement, certain parts of which are omitted in accordance with the rules and regulations of the Securities and Exchange Commission (the "Commission"). Statements contained herein concerning the provisions of documents are necessarily summaries of such documents, and each statement is qualified in its entirety by reference to the copy of the applicable document filed with the Commission.

  The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "1934 Act"), and, in accordance therewith, files reports, proxy statements and other information with the Commission. Such reports, proxy statements and other information can be inspected and copied at the public reference facilities maintained by the Commission at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549 and at the Commission's regional offices located at 7 World Trade Center, Suite 1300, New York, New York 10048 and 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Copies of such material can also be obtained from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. In addition, the Commission maintains a site on the World Wide Web at http://www.sec.gov that contains reports, proxy and information statements and other information regarding registrants that file electronically with the Commission. The common stock of the Company, $.125 par value per share (the "Common Stock"), is listed on the New York Stock Exchange (the "NYSE") under the symbol "NDC," and such reports, proxy statements and other information concerning the Company are available for inspection at the office of the NYSE, 20 Broad Street, New York, New York 10005.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

  The following documents previously filed with the Commission (File No. 001-12392) pursuant to the 1934 Act are hereby incorporated in this Prospectus by reference:

    1. The Company's Annual Report on Form 10-K for the year ended May 31, 1996, as amended on October 29, 1996;

    2. The Company's Quarterly Report on Form 10-Q for the quarter ended August 31, 1996;

    3. The Company's Current Reports on Form 8-K dated April 1, 1996; May 31, 1996; and October 1, 1996, as amended on October 30, 1996;

    4. The description of the Common Stock contained in the Company's Registration Statement on Form 8-A as filed with the Commission on October 5, 1993; and

    5. The description of the Company's Junior Preferred Stock Purchase Rights contained in the Company's Registration Statement on Form 8-A as filed with the Commission on January 22, 1991, as amended on October 5, 1993.

  All information incorporated by reference herein should be read in conjunction with the information set forth under the caption "Risk Factors" beginning on page 8.

  All documents filed by the Company pursuant to Section 13(a), 13(c), 14 or 15(d) of the 1934 Act subsequent to the date of this Prospectus and prior to the termination of this offering shall be deemed to be incorporated by reference into this Prospectus and to be a part hereof from the respective dates of filing of such documents. Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified and superseded, to constitute a part of this Prospectus.

  The Company will provide without charge to each person to whom a Prospectus is delivered, upon written or oral request of such person, a copy of any and all of the information that has been incorporated by reference in this Prospectus (excluding exhibits unless such exhibits are specifically incorporated by reference into such documents). Please direct such requests to the Secretary, National Data Corporation, National Data Plaza, Atlanta, Georgia, 30329-2010, telephone number (404) 728-2000.

  IN CONNECTION WITH THIS OFFERING, THE UNDERWRITERS MAY OVER-ALLOT OR EFFECT TRANSACTIONS WHICH STABILIZE OR MAINTAIN THE MARKET PRICE OF THE NOTES OFFERED HEREBY AND THE COMMON STOCK AT A LEVEL ABOVE THAT WHICH MIGHT OTHERWISE PREVAIL IN THE OPEN MARKET. SUCH TRANSACTIONS MAY BE EFFECTED ON THE NEW YORK STOCK EXCHANGE OR OTHERWISE. SUCH STABILIZING, IF COMMENCED, MAY BE DISCONTINUED AT ANY TIME.

                               PROSPECTUS SUMMARY

  The following summary is qualified in its entirety by the more detailed information and consolidated financial statements and notes thereto appearing elsewhere or incorporated by reference into this Prospectus. Unless the context otherwise requires, (i) the information in this Prospectus assumes the Underwriters' over-allotment option is not exercised, (ii) all financial information contained in this Prospectus has been restated to reflect the Company's acquisition of C.I.S. Technologies, Inc. ("CIS") on May 31, 1996, which was accounted for under the pooling of interests method, (iii) references to the business or results of operations of Global Payment Systems LLC ("Global Payment Systems" or "Global") with respect to time periods prior to April 1, 1996 refer to the business and results of operations of the Company's indirect payment services and information systems and services business and (iv) references to the "Company" or "NDC" include NDC and its subsidiaries. References to fiscal years of the Company refer to its fiscal year ending May 31 of that calendar year.

                                  THE COMPANY

  National Data Corporation (the "Company" or "NDC") is a leading provider of high-volume transaction processing services and application systems to the health care and payment systems markets. The Company serves a diverse customer base comprised of approximately 120,000 health care providers, 3,500 health care plans, 700,000 merchant locations, 35,000 corporations and 400 banking institutions, as well as federal and state government agencies. The Company markets its services directly to health care providers and merchants and indirectly through business alliances with a wide range of banks, insurance companies and distributors. The Company is one of the largest independent providers of health care transaction processing and integrated payment systems services in the United States, having processed over 2.2 billion transactions during fiscal 1996.

  NDC provides electronic claims processing and adjudication services, practice management systems, electronic data interchange ("EDI") services, billing services, accounts receivable resolution, business office management services and clinical data base information for pharmacies, dentists, physicians, hospitals, health maintenance organizations, managed care companies, clinics and nursing homes, as well as other health care providers. Management believes that the Company is the largest independent processor of real-time health care transactions and that it is well positioned to capitalize on the growing demand for cost containment and improved patient care in the health care industry. For the first quarter of fiscal 1997, approximately 38% of the Company's total revenue was derived from the Company's health care systems and services.

  The Company provides payment systems products and services in various partnership forms with banks and other participants in the market through its subsidiary, Global Payment Systems and its integrated payment systems business unit. NDC offers transaction processing solutions to banks, corporations, health care providers, government agencies and other enterprises. Global offers its services on an indirect outsourcing basis through relationships with banks, while the integrated payment systems unit provides a broad range of services in partnership with banks via bank alliance programs, as well as through other distribution channels. Through Global, the Company also offers electronic tax filing and payment, cash management, information reporting and EDI services to government and corporate customers. The Company is one of the largest providers of credit card, debit card and check verification/guarantee processing services and also provides electronic payment processing capabilities for business-to-business purchasing transactions through its purchase card program. For the first quarter of fiscal 1997, approximately 30% of the Company's total revenue was derived from Global Payment Systems. The Company's integrated payment systems unit accounted for approximately 32% of the Company's total revenue in the first quarter of fiscal 1997.

  The Company's products offer greater convenience to purchasers and providers of goods and services and reduce processing costs, settlement delays and losses from fraudulent transactions.

NDC's advanced high speed computer and telecommunications network enables the Company to electronically process, capture and transmit a high volume of point-of-use transactions 24 hours a day, seven days a week. While the transition from paper-based to electronic transactions continues, the earliest and most significant penetration has occurred in the areas of credit card authorization and settlement and pharmacy transaction processing. NDC believes that the rapid transition to electronic transaction processing demonstrates the potential for automation of other markets still dominated by paper-based processing, such as additional health care applications and the transfer of information between businesses.

  The Company is a total solution provider of value-added transaction processing systems and services in the markets it serves. NDC believes that both the health care and the payment systems markets present attractive opportunities for continued growth. In pursuing its strategy, the Company seeks both to increase its penetration of existing application systems and point-of-use transaction processing markets and to continue to identify and create new markets for its services. The Company will also continue to seek to enhance existing products and develop new systems and services.

  To support its business strategy, NDC has focused on acquisition opportunities and alliances with other companies that allow NDC to increase its market penetration, technological capabilities, product offerings and distribution capabilities. During fiscal 1996, the Company completed four acquisitions and alliances with an aggregate cash purchase price of approximately $145.8 million and the issuance of approximately 2,830,000 shares of Common Stock. These acquisitions have expanded NDC's capabilities and customer bases in the managed care, hospital and medical claims processing, EDI and merchant processing markets.

  The Company's address is National Data Plaza, Atlanta, Georgia 30329-2010 and its telephone number is (404) 728-2000.

                              RECENT DEVELOPMENTS

  Effective October 1, 1996, NDC acquired all of the outstanding capital stock of Equifax Healthcare EDI Services, Inc. ("EDI Services") from Equifax, Inc. for an aggregate purchase price of approximately $47.0 million. For its fiscal year ended June 30, 1996, EDI Services had total revenue of $16.8 million. EDI Services provides health care information services which link health care providers, including over 40,000 physicians, insurance carriers, health maintenance organizations, preferred provider organizations and other payors including government intermediaries and financial institutions.

                                  THE OFFERING

SECURITIES OFFERED......  $125,000,000 aggregate principal amount of 5%
                          Convertible Subordinated Notes due November 1, 2003 (the "Notes"). The Company has granted the Underwriters an option for 30 days to purchase up to $18,750,000 additional aggregate principal amount of Notes, solely to cover over-allotments.

INTEREST PAYMENT          Interest on the Notes is payable at the rate set
 DATES..................  forth on the cover page hereof, semi-annually on each
                          May 1 and November 1, commencing May 1, 1997.

CONVERSION RIGHT........  The Notes are convertible at any time prior to maturity, unless previously redeemed or repurchased, into shares of Common Stock at a conversion rate of
                          19.1465 shares per $1,000 principal amount of Notes (equivalent to a conversion price of approximately $52.229 per share), subject to adjustment in certain circumstances as described herein. See "Description of Notes -- Conversion Rights."

SUBORDINATION...........
                          The Notes are subordinated in right of payment to all existing and future Senior Indebtedness (as defined herein) of the Company. The Notes are also effectively subordinated in right of payment to all indebtedness and liabilities of the Company's subsidiaries. As of August 31, 1996, after giving effect to the offering of the Notes and the application of the net proceeds therefrom, the Company would have had $11.4 million of Senior Indebtedness outstanding, and the aggregate amount of indebtedness and other liabilities of the Company's subsidiaries would have been $50.9 million. See "Description of Notes -- Subordination."

OPTIONAL REDEMPTION.....  The Notes will be redeemable at the Company's option, in whole or in part, at any time on or after November 1, 1999 at the redemption prices set forth herein plus accrued interest to the date of redemption. See "Description of Notes -- Optional Redemption."

REPURCHASE AT OPTION OF
 HOLDERS UPON A CHANGE
 OF CONTROL.............
                          In the event of a Change of Control (as defined herein), each holder of Notes may require the Company to repurchase its Notes, in whole or in part, for cash or, at the Company's option, Common Stock (valued at 95% of the average last reported sale prices for the five trading days immediately preceding and including the third trading day prior to the repurchase date) at a repurchase price of 100% of the principal amount of Notes to be repurchased, plus accrued interest to the repurchase date. See "Description of Notes-- Repurchase at Option of Holders Upon a Change of Control."

USE OF PROCEEDS.........  The Company intends to use approximately $62.0 million of the net proceeds to repay outstanding indebtedness. The remainder of such net proceeds will be added to the Company's working capital to be available for general corporate purposes, including acquisitions. See "Use of Proceeds."

LISTING.................
                          The Notes have been approved for listing on the New York Stock Exchange.

COMMON STOCK............  The Common Stock is listed on the New York Stock
                          Exchange under the symbol "NDC."

                      SUMMARY CONSOLIDATED FINANCIAL DATA

                                                                                          THREE MONTHS
                                               FISCAL YEAR                              ENDED AUGUST 31,
                          --------------------------------------------------------- -------------------------
                                                                             PRO                       PRO
                                                                           FORMA(1)                  FORMA(2)
                                                                           --------                  --------
                            1992     1993   1994(4)     1995(4)  1996(4)     1996    1995     1996     1996
                          -------- -------- --------    -------- --------  -------- ------- -------- --------
                                          (IN THOUSANDS, EXCEPT RATIO AND PER SHARE DATA)
STATEMENT OF INCOME DATA:
Revenue:
 Health Care............  $ 72,398 $ 89,840 $ 94,870    $119,705 $144,879  $160,136 $35,899 $ 38,067 $ 41,923
 Integrated Payment
  Systems...............    80,207   69,579   78,787      88,489  104,829   104,829  25,742   31,926   31,926
 Global Payment
  Systems...............    90,074   80,391   64,002      69,889   76,095   118,875  16,649   31,171   31,171
                          -------- -------- --------    -------- --------  -------- ------- -------- --------
 Total..................   242,679  239,810  237,659     278,083  325,803   383,840  78,290  101,164  105,020
Operating income (loss)     17,124   14,894   18,423(3)   28,246  (11,834)   33,658   8,079   13,934   13,494
Net income (loss).......  $  9,917 $  8,045 $ 12,226(3) $ 18,421 $ (8,458) $ 17,850 $ 4,854 $  8,205 $  7,532
Earnings (loss) per
 share..................  $    .48 $    .37 $    .55(3) $    .79 $   (.31) $    .66 $   .18 $    .30 $    .27
OTHER DATA:
 Ratio of earnings to
  fixed charges(5)......       3.3      4.1      4.6         6.4     (0.7)      3.6     6.0      8.3      5.7

                                                             AUGUST 31, 1996
                                                          ----------------------
                                                                    PRO FORMA
                                                          ACTUAL  AS ADJUSTED(6)
                                                          ------- --------------
                                                              (IN THOUSANDS)
BALANCE SHEET DATA:
Working capital(7)....................................... $16,652    $ 76,994
Total assets............................................. 369,417     481,552
Long-term obligations(7).................................  38,745     148,745
Stockholders' equity..................................... 242,134     242,134

--------
(1) Gives effect to the acquisition of (i) the Merchant Automated Point-of-Sale Program business ("MAPP"), which was consummated in April 1996, and (ii) EDI Services, which was consummated in October 1996, as if such acquisitions had been consummated at the beginning of the period presented. All of the restructuring, impairment and merger expenses incurred by the Company in connection with the acquisition of MAPP and CIS as well as certain other non-recurring items recognized by EDI Services during the period are excluded from the pro forma summary consolidated financial data.
(2) Gives effect to the acquisition of EDI Services as if such acquisition had been consummated at the beginning of the period presented. Certain other non-recurring items recognized by EDI Services during the period are excluded from the pro forma summary consolidated financial data.
(3) Includes a pre-tax charge of $2.5 million ($1.6 million after taxes or $0.07 per share) relating to the settlement of a shareholder lawsuit originally filed in 1990.
(4) The summary consolidated financial data set forth in the table above have been restated to reflect the acquisition of CIS on May 31, 1996, which was accounted for under the pooling of interests method. Set forth below is a reconciliation of the revenue, net income (loss), and earnings (loss) per share of the Company on a stand alone basis, CIS, and NDC and CIS combined for fiscal 1994, 1995 and 1996:

                                                                   EARNINGS (LOSS)
                               REVENUE        NET INCOME (LOSS)      PER SHARE
                         -------------------- -----------------  ------------------
                          1994   1995   1996  1994  1995  1996   1994  1995   1996
                         ------ ------ ------ ----- ----- -----  ----- ----- ------
                                   (IN MILLIONS, EXCEPT PER SHARE DATA)
  NDC................... $206.1 $242.0 $281.0 $ 9.7 $15.4 $(5.3) $0.50 $0.75 $(0.09)
  CIS...................   31.6   36.1   44.8   2.5   3.0  (3.2)  0.05  0.04  (0.22)
                         ------ ------ ------ ----- ----- -----  ----- ----- ------
  NDC and CIS Combined.. $237.7 $278.1 $325.8 $12.2 $18.4 $(8.5) $0.55 $0.79 $(0.31)
                         ====== ====== ====== ===== ===== =====  ===== ===== ======

  In connection with the acquisition of MAPP and CIS, the Company incurred pre-tax restructuring, impairment, and merger expenses of $44.1 million ($30.0 million after taxes or $1.10 per share) in the fourth quarter of fiscal 1996. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

(5) For purposes of calculating the ratio of earnings to fixed charges, (i) earnings consist of income before income taxes plus fixed charges and (ii) fixed charges consist of interest expense incurred, including capitalized leases and the portion of rental expense under leases deemed by the Company to be representative of the interest factor. For fiscal 1996, earnings were insufficient to cover fixed charges by $11.7 million due to the restructuring, impairment and merger expenses relating to the acquisition of MAPP and CIS incurred by the Company during such period.
(6) Gives effect to the acquisition of EDI Services as if it had been consummated on August 31, 1996 and adjusted to reflect the issuance and sale of the Notes offered hereby and the application of the net proceeds therefrom.
(7) Working capital excludes, and long-term obligations includes, a mortgage payable of $10.9 million due January 1997 and borrowings under the Company's revolving lines of credit of $15.0 million. At October 1, 1996, long-term obligations were approximately $85.8 million.

                                 RISK FACTORS

  In addition to the other information contained in this Prospectus, the following factors should be considered carefully in evaluating an investment in the Notes.

COMPETITION

  The markets for the applications systems and services offered by the Company are highly competitive. Competition in the health care transaction processing and payment systems markets affects the Company's ability to gain new customers and the prices it can charge. The key competitive factors for the Company are functionality of products, quality of service and price. Many of the Company's competitors have access to significant capital and management, marketing and technological resources that are equal to or greater than those of the Company, and there can be no assurance that the Company will continue to be able to compete successfully with them. In addition, the Company competes with businesses that internally perform data processing or other services offered by the Company. See "Business -- Competition."

MARKETS AND APPLICATIONS

  The Company's future growth and profitability will depend, in part, upon the further expansion of the health care transaction processing and payment systems markets, the emergence of other markets for electronic transaction processing services and the Company's ability to penetrate such markets. Further expansion of these markets is dependent upon the continued growth in the number of transactions available to be processed and the continued automation of traditional paper-based processing systems. The Company's ability to penetrate such markets will depend, in turn, upon its ability to apply its existing technology, or to develop new technology, to meet the particular service needs of each new market. There can be no assurance that markets for the Company's services will continue to expand and develop or that the Company will be successful in its efforts, or have adequate financial, marketing and technological resources to penetrate new markets. See "Business -- Business Strategy."

INTEGRATED PAYMENT SYSTEMS BUSINESS

  The Company's merchant customers have liability for charges disputed by cardholders. However, in the case of merchant fraud, or insolvency or bankruptcy of the merchant, the Company may be liable for any of such charges disputed by cardholders. The Company requires cash deposits and other types of collateral by certain merchants to minimize any such contingent liability. Based on its historical loss experience, the Company has established reserves for estimated losses on transactions processed which management believes are adequate. There can be no assurance, however, that such reserves for losses will be adequate. Any such losses in excess of reserves could have a material adverse effect on the financial condition and results of operations of the Company.

ACQUISITION RISKS

  The Company completed four acquisitions in fiscal 1996, and intends to seek additional acquisition opportunities and alliance relationships with other businesses that will allow it to increase its market penetration, technological capabilities, product offerings and distribution capabilities. There can be no assurance that the Company will be able successfully to identify suitable acquisition candidates, complete acquisitions, integrate acquired operations into its existing operations or expand into new markets. There can also be no assurance that future acquisitions will not have an adverse effect upon the Company's operating results, particularly in the fiscal quarters immediately following the completion of such acquisitions while the operations of the acquired business are being integrated into the Company's operations. Once integrated, acquired operations may not achieve levels of revenues, profitability or productivity comparable with those achieved by the Company's existing operations, or otherwise perform as expected. In addition, the Company competes for acquisition and expansion opportunities with companies that have substantially greater resources.

DISCRETION IN USE OF PROCEEDS

  The Company intends to use approximately $62.0 million of the net proceeds of this offering to repay certain of its outstanding indebtedness. The remaining $59.4 million of the net proceeds of this offering will be added to the Company's working capital and will be available for general corporate purposes, including acquisitions. As of the date of this Prospectus, the Company cannot specify with certainty the particular uses for the net proceeds to be added to its working capital and accordingly management will have broad discretion in the application of such net proceeds. See "Use of Proceeds" and "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources."

SUBORDINATION

  The Notes will be unsecured and subordinated in right of payment in full to all existing and future Senior Indebtedness of the Company. As a result of such subordination, in the event of the Company's liquidation or insolvency, payment default with respect to Senior Indebtedness, a covenant default with respect to Senior Indebtedness, or upon acceleration of the Notes due to an event of default, the assets of the Company will be available to pay obligations on the Notes only after all Senior Indebtedness has been paid in full, and there may not be sufficient assets remaining to pay amounts due on any or all of the Notes then outstanding. The Company may from time to time incur indebtedness constituting Senior Indebtedness. The Notes are also effectively subordinated in right of payment to all indebtedness and other liabilities, including trade payables, of the Company's subsidiaries. The Indenture does not prohibit or limit the incurrence of Senior Indebtedness or other indebtedness and other liabilities by the Company or its subsidiaries. The incurrence of additional indebtedness and other liabilities by the Company or its subsidiaries could adversely affect the Company's ability to pay its obligations on the Notes. In addition, the cash flow and ability of the Company to service debt, including the Notes, may in the future become dependent in part upon the earnings from the business conducted by the Company through subsidiaries and distribution of those earnings, or upon loans or other payments of funds by those subsidiaries to the Company. As of August 31, 1996, after giving effect to the offering of the Notes and the application of the net proceeds therefrom, the Company would have had $11.4 million of Senior Indebtedness outstanding, and the aggregate amount of indebtedness and other liabilities of the Company's subsidiaries would have been $50.9 million. See "Description of Notes -- Subordination."

LIMITATIONS ON REPURCHASE OF NOTES

  Upon a Change of Control, each holder of Notes will have the right, at the holder's option, to require the Company to repurchase all or a portion of such holder's Notes. If a Change of Control were to occur, there can be no assurance that the Company would have sufficient funds to pay the repurchase price for all Notes tendered by the holders thereof. The Company may elect, subject to certain conditions, to make such payment using shares of Common Stock. In addition, the Company's repurchase of Notes as a result of the occurrence of a Change of Control may be prohibited or limited by, or create an event of default under, the terms of agreements related to borrowings which the Company may enter into from time to time, including agreements relating to Senior Indebtedness. The agreement relating to the Company's current Senior Indebtedness would limit the Company's ability to repurchase the Notes. See "Description of Notes -- Repurchase at Option of Holders Upon a Change of Control."

                                USE OF PROCEEDS

  The net proceeds to the Company from the sale of the Notes offered hereby, after deducting the underwriting discount and the estimated expenses of the offering, will be $121.4 million ($139.7 million if the Underwriter's over-allotment option is exercised in full). The Company intends to use approximately $62.0 million of the net proceeds to repay outstanding indebtedness under the Company's revolving lines of credit, which mature in May 1999 and July 1999, and bore interest at rates which ranged from 5.5% to 5.7% during the three months ended August 31, 1996. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources."

  The remainder of the net proceeds will be added to the Company's working capital and will be available for general corporate purposes, including acquisitions. An important component of the Company's growth strategy is the ability to pursue acquisitions. The purpose of this offering is to provide the Company with increased financial flexibility to pursue acquisitions of other businesses that are consistent with the Company's growth strategy. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources" and "Business -- Acquisition Strategy."

  Pending use of the net proceeds of this offering, the Company may make temporary investments in interest-bearing savings accounts, certificates of deposit, United States Government obligations, money market accounts, interest bearing securities or other insured short-term, interest-bearing investments.

                                CAPITALIZATION

  The following table sets forth, as of August 31, 1996, the capitalization of the Company (i) on an actual basis, (ii) pro forma to give effect to the acquisition of EDI Services as if such acquisition had been consummated on August 31, 1996 and (iii) pro forma for such acquisition of EDI Services and as adjusted to give effect to the issuance and sale of the Notes offered hereby and the application of the net proceeds therefrom. See "Use of Proceeds."

                                                      AT AUGUST 31, 1996
                                                --------------------------------
                                                                      PRO FORMA
                                                 ACTUAL   PRO FORMA  AS ADJUSTED
                                                --------  ---------  -----------
                                                        (IN THOUSANDS)
Indebtedness
  Lines of credit.............................. $ 15,000  $ 62,000    $    --
  Mortgage payable.............................   10,892    10,892      10,892
  Long-term obligations........................   12,853    12,853      12,853
     % convertible subordinated notes due
   2003........................................      --        --      125,000
Stockholders' equity:
  Preferred Stock, $1.00 par value per share;
   1,000,000 shares authorized; none issued....      --        --          --
  Common Stock, $.125 par value per share;
   60,000,000 shares authorized; 25,962,939
   shares issued and outstanding(1)............    3,253     3,253       3,253
  Capital in excess of par value...............  169,377   169,377     169,377
  Retained earnings............................   70,421    70,421      70,421
  Cumulative translation adjustment............     (831)     (831)       (831)
  Deferred compensation........................      (86)      (86)        (86)
                                                --------  --------    --------
    Total stockholders' equity.................  242,134   242,134     242,134
                                                --------  --------    --------
      Total capitalization..................... $280,879  $327,879    $390,879
                                                ========  ========    ========

--------
(1) Excludes approximately 2,393,000 shares issuable upon conversion of the Notes and 2,699,967 shares subject to options outstanding under the Company's stock option and employee stock purchase plans as of August 31, 1996.

                   PRICE RANGE OF COMMON STOCK AND DIVIDENDS

  The Common Stock has been traded on the New York Stock Exchange under the symbol NDC since October 14, 1993. Prior to that time, the Common Stock was traded on the Nasdaq National Market. The table below sets forth the high and low sales prices of the Common Stock and the quarterly cash dividends declared per share of Common Stock during the periods indicated.

                                                 PRICE RANGE
                                                ------------- CASH DIVIDENDS
                                                 HIGH   LOW      DECLARED
                                                ------ ------ --------------
FISCAL 1995
  First Quarter................................ $13.50 $10.33     $0.073
  Second Quarter...............................  14.67  12.92      0.073
  Third Quarter................................  17.58  13.83      0.073
  Fourth Quarter...............................  21.38  16.50      0.075
FISCAL 1996
  First Quarter................................  26.63  20.50      0.075
  Second Quarter...............................  28.00  22.00      0.075
  Third Quarter................................  35.00  20.00      0.075
  Fourth Quarter...............................  40.25  29.88      0.075
FISCAL 1997
  First Quarter................................  44.50  33.75      0.075
  Second Quarter (through October 31, 1996)....  46.63  41.13      0.075

  The last sale price of the Common Stock as reported on the New York Stock Exchange Composite Tape on October 31, 1996 was $41.125. As of October 2, 1996, there were approximately 3,615 holders of record of the Common Stock.

  The ability of the Company to pay dividends in the future will be dependent upon general business conditions, earnings, capital requirements, funds legally available for such dividends, contractual provisions of debt agreements and other relevant factors.

                     SELECTED CONSOLIDATED FINANCIAL DATA

  The consolidated financial data for fiscal 1994, 1995 and 1996 are derived from the consolidated financial statements of the Company which have been audited by Arthur Andersen LLP, independent public accountants. The consolidated financial data for fiscal 1992 and 1993 have been derived from the consolidated financial statements of the Company for fiscal 1992 and 1993 (which have been audited by Arthur Andersen LLP) and the consolidated financial statements of CIS for the years ended December 31, 1991, 1992 and 1993 (which have been audited by Coopers & Lybrand L.L.P.). The consolidated financial data presented for the three months ended August 31, 1995 and 1996 are derived from the unaudited consolidated financial statements of the Company. In the Company's opinion, the unaudited consolidated financial statements of the Company include all adjustments, consisting of normal recurring accruals necessary for a fair presentation of its consolidated financial position and results of operations for these periods. Operating results for the three months ended August 31, 1996 are not necessarily indicative of the results that may be expected for fiscal 1997. The pro forma consolidated financial data for fiscal 1996 and for and at the end of the three months ended August 31, 1996 are derived from the unaudited pro forma condensed combined financial statements of the Company incorporated by reference in this Prospectus. The pro forma consolidated financial data does not purport to describe what the Company's results of operations and financial position would actually have been had the acquisitions described in the notes below actually occurred on the dates set forth therein or to project the Company's results of operations or financial condition for any future period or as of any date, respectively. The data should be read in conjunction with the consolidated financial statements and pro forma condensed combined financial statements of the Company and related notes incorporated by reference in this Prospectus and "Management's Discussion and Analysis of Financial Condition and Results of Operations," included elsewhere herein.

                                                                                                 THREE MONTHS
                                               FISCAL YEAR                                     ENDED AUGUST 31,
                          --------------------------------------------------------------  -----------------------------
                                                                                  PRO                            PRO
                                                                                FORMA(1)                       FORMA(2)
                                                                                --------                      ---------
                            1992      1993    1994(3)     1995(3)   1996(3)       1996      1995      1996      1996
                          --------  --------  --------    --------  --------    --------  --------  --------  ---------
                                           (IN THOUSANDS, EXCEPT RATIO AND PER SHARE DATA)
STATEMENT OF INCOME
 DATA:
Revenue:
 Health Care............  $ 72,398  $ 89,840  $ 94,870    $119,705  $144,879    $160,136  $ 35,899  $ 38,067  $ 41,923
 Integrated Payment
  Systems...............    80,207    69,579    78,787      88,489   104,829     104,829    25,742    31,926    31,926
 Global Payment
  Systems...............    90,074    80,391    64,002      69,889    76,095     118,875    16,649    31,171    31,171
                          --------  --------  --------    --------  --------    --------  --------  --------  --------
 Total..................   242,679   239,810   237,659     278,083   325,803     383,840    78,290   101,164   105,020
Operating expenses:
 Cost of service........   146,340   145,492   139,564     153,410   163,323     204,256    39,435    49,076    51,630
 Sales, general and
  administrative........    79,215    79,424    77,172      96,247   130,246     145,926    30,776    38,154    39,896
 Restructuring,
  impairment and merger
  expenses..............       --        --        --          --     44,068(4)      --        --        --        --
 Settlement of
  shareholder
  litigation............       --        --      2,500(5)      --        --          --        --        --        --
                          --------  --------  --------    --------  --------    --------  --------  --------  --------
Operating income
 (loss).................    17,124    14,894    18,423      28,426   (11,834)     33,658     8,079    13,934    13,494
Other income (expense):
 Interest and other
  income................     2,512     2,625     1,528       2,079     4,476       1,012     1,141       319       380
 Interest and other
  expense...............    (4,396)   (2,470)   (2,600)     (2,635)   (3,750)     (6,893)     (914)     (935)   (1,607)
 Minority interest......       --        --        --         (393)     (628)       (731)     (116)     (498)     (498)
                          --------  --------  --------    --------  --------    --------  --------  --------  --------
Income (loss) before
 income taxes...........    15,240    15,049    17,351      27,477   (11,736)     27,046     8,190    12,820    11,769
Provision (benefit) for
 income taxes...........     5,323     7,904     5,125       9,056    (3,278)      9,196     3,336     4,615     4,237
Cumulative effect of a
 change in accounting
 principle..............       --        900       --          --        --          --        --        --        --
Net income (loss).......  $  9,917  $  8,045  $ 12,226    $ 18,421  $ (8,458)   $ 17,850  $  4,854  $  8,205  $  7,532
                          ========  ========  ========    ========  ========    ========  ========  ========  ========
Fully-diluted earnings
 (loss) per common and
 common equivalent
 shares.................  $    .48  $    .37  $    .55    $    .79  $   (.31)   $    .66  $    .18  $    .30  $    .27
OTHER DATA:
 Ratio of earnings to
  fixed charges(6)......       3.3       4.1       4.6         6.4      (0.7)        3.6       6.0       8.3       5.7

                                          AT MAY 31,                     AT AUGUST 31, 1996
                         --------------------------------------------  -----------------------
                                                                                  PRO FORMA
                           1992     1993     1994     1995     1996     ACTUAL  AS ADJUSTED(7)
                         -------- -------- -------- -------- --------  -------- --------------
                                                    (IN THOUSANDS)
BALANCE SHEET DATA:
Working capital(8)...... $ 24,177 $ 47,465 $ 57,659 $ 33,609 $(20,282) $ 16,652    $ 76,994
Total assets............  219,100  203,391  214,864  255,758  368,039   369,417     481,552
Long-term obliga-
 tions(8)...............   31,308   20,254   21,664   26,410   13,324    38,745     148,745
Stockholders' equity....  116,720  124,001  137,723  164,651  233,299   242,134     242,134

--------
(1) Gives effect to the acquisition of MAPP and EDI Services as if such acquisitions had been consummated at the beginning of the period presented. All of the restructuring, impairment and merger expenses incurred by the Company in connection with the acquisition of MAPP and CIS as well as certain other non-recurring items recognized by EDI Services during the period are excluded from the pro forma consolidated financial data.
(2) Gives effect to the acquisition of EDI Services as if such acquisition had been consummated at the beginning of the period presented. Certain non-recurring items recognized by EDI Services during the period are excluded from the pro forma consolidated financial data.
(3) The selected consolidated financial data set forth in the table above have been restated to reflect the acquisition of CIS on May 31, 1996, which was accounted for under the pooling of interests method. Set forth below is a reconciliation of the revenue, net income (loss), and earnings (loss) per share of the Company on a stand alone basis, CIS, and NDC and CIS combined for fiscal 1994, 1995 and 1996:

                                                                   EARNINGS (LOSS)
                               REVENUE        NET INCOME (LOSS)      PER SHARE
                         -------------------- -----------------  ------------------
                          1994   1995   1996  1994  1995  1996   1994  1995   1996
                         ------ ------ ------ ----- ----- -----  ----- ----- ------
                                   (IN MILLIONS, EXCEPT PER SHARE DATA)
  NDC................... $206.1 $242.0 $281.0 $ 9.7 $15.4 $(5.3) $0.50 $0.75 $(0.09)
  CIS...................   31.6   36.1   44.8   2.5   3.0  (3.2)  0.05  0.04  (0.22)
                         ------ ------ ------ ----- ----- -----  ----- ----- ------
  NDC and CIS Combined.. $237.7 $278.1 $325.8 $12.2 $18.4 $(8.5) $0.55 $0.79 $(0.31)
                         ====== ====== ====== ===== ===== =====  ===== ===== ======

(4) Includes (i) $35.1 million for the write-down of impaired assets to their realizable value, and (ii) $9.0 million for investment banking, accounting and legal fees and severance costs. After taxes, the restructuring, impairment and merger expenses were $30.0 million or $1.10 per share.
(5) Relates to the settlement by the Company of a shareholder lawsuit originally filed in 1990.
(6) For purposes of calculating the ratio of earnings to fixed charges, (i) earnings consist of income before income taxes plus fixed charges and (ii) fixed charges consist of interest expense incurred, including capitalized leases and the portion of rental expense under leases deemed by the Company to be representative of the interest factor. For fiscal 1996, earnings were insufficient to cover fixed charges by $11.7 million due to the restructuring, impairment and merger expenses relating to the acquisition of MAPP and CIS incurred by the Company during the period.
(7) Gives effect to the acquisition of EDI Services as if it had been consummated on August 31, 1996, and adjusted to reflect the issuance and sale of the Notes offered hereby and the application of the net proceeds therefrom.
(8) Working capital excludes, and long-term obligations includes, a mortgage payable of $10.9 million due January 1997 and borrowings under the Company's revolving lines of credit of $15.0 million. At October 1, 1996, long-term obligations were approximately $85.8 million.

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

  The following discussion should be read in conjunction with the consolidated financial statements of the Company and related notes incorporated by reference in this Prospectus.

GENERAL

  Founded in 1967, NDC's business initially focused on the utilization of toll-free 800 telephone service to authorize petroleum company credit cards. Shortly thereafter, the Company expanded the use of its technology to provide credit card authorization for bank issued credit cards. This service has now grown into the broad array of payment systems offered by the Company. In addition to providing payment systems and services, since the early 1980's the Company has provided pharmacy and dental automation and practice management systems services and health care transactions processing. In 1988, the Company pioneered the development of the pharmacy claims processing business. In fiscal 1993, under the leadership of new management, the Company focused its core operations on the further development of its payment systems and health care businesses and expansion into new segments of the health care industry.

RESULTS OF OPERATIONS

  The comparison of results of operations of the Company for the three months ended August 31, 1995 and 1996 include the operating results of CIS. The comparisons of the results of operations of the Company for fiscal 1994, 1995 and 1996 first address the Company's results of operations before the effect of the restructuring, impairment and merger expenses incurred in connection with the acquisition of CIS and MAPP (the "Restructuring Charges") and without the operating results of CIS. The discussions then address the Restructuring Charges and the results of operations for CIS separately. This presentation is intended to assist in the understanding of the impact of the acquisition of CIS on the Company's consolidated results of operations.

THREE MONTHS ENDED AUGUST 31, 1996 COMPARED TO THREE MONTHS ENDED AUGUST 31,
1995

  The following table sets forth, for the three months ended August 31, 1995 and 1996, selected amounts from the Company's consolidated statements of income and such amounts as a percentage of total revenue:

                                               THREE MONTHS ENDED AUGUST 31,
                                               ---------------------------------
                                                    1995             1996
                                               ---------------------------------
                                                   (DOLLARS IN MILLIONS)
Revenues:
  Health Care................................. $   35.9     46% $   38.1     38%
  Integrated Payment Systems..................     25.7     33      31.9     32
  Global Payment Systems......................     16.7     21      31.2     30
                                               --------  -----  --------  -----
    Total revenue.............................     78.3    100     101.2    100
Cost of Service:
  Operations..................................     29.3     37      38.4     38
  Depreciation and amortization...............      6.5      8       6.5      7
  Hardware sales..............................      3.6      5       4.2      4
                                               --------  -----  --------  -----
    Total cost of service.....................     39.4     50      49.1     49
                                               --------  -----  --------  -----
    Gross margin..............................     38.9     50      52.1     51
Sales, general and administrative.............     30.8     39      38.2     38
                                               --------  -----  --------  -----
    Operating margin..........................      8.1     10      13.9     14
Interest and other income.....................      1.1      1       0.3    --
Interest and other expense....................     (0.9)    (1)     (0.9)    (1)
Minority interest.............................     (0.1)   --       (0.5)   --
                                               --------  -----  --------  -----
Income before income taxes....................      8.2     10      12.8     13
Provision for income taxes....................      3.3      4       4.6      5
                                               --------  -----  --------  -----
Net income.................................... $    4.9      6% $    8.2      8%
                                               ========  =====  ========  =====
Earnings per share............................ $    .18    --   $    .30    --
                                               ========  =====  ========  =====

 REVENUE

  Total revenue for the first quarter of fiscal 1997 was $101.2 million, an increase of $22.9 million (29%) from $78.3 million in the same period in fiscal 1996. The revenue increase was the result of increased revenue in Global Payment Systems, $14.5 million (87%); Integrated Payment Systems, $6.2 million (24%); and Health Care, $2.2 million (6%).

  HEALTH CARE. Revenue for the first quarter of fiscal 1997 increased 6% as compared to the same period in fiscal 1996 as a result of increases in electronic claims processing, increases in revenue due to a change in product mix of pharmacy systems, and the impact of acquisitions completed after the first quarter of fiscal 1996. This increase was offset in part by a decline in revenue resulting from a non-recurring revenue item recognized by CIS in the first quarter of fiscal 1996.

  INTEGRATED PAYMENT SYSTEMS. Integrated Payment Systems revenue, consisting of the direct payment services and the check guarantee businesses, increased 24% in the first quarter of fiscal 1997 compared to the same period in fiscal 1996. This increase was due primarily to higher volume of merchant sales processed, which resulted in part from an alliance established with a financial institution in March 1996.

  GLOBAL PAYMENT SYSTEMS. Revenue increased 87% in the first quarter of fiscal 1997 compared to the first quarter of fiscal 1996 primarily due to the acquisition of MAPP on April 1, 1996. In addition, this increase reflected growth in the Company's existing credit card processing business. This increase was partially offset by decreased information systems and services revenue.

 COSTS AND EXPENSES

  Total cost of service for the first quarter of fiscal 1997 was $49.1 million, an increase of $9.6 million (24%) from the same period in fiscal 1996. Total cost of service as a percentage of revenue decreased to 49% in the first quarter of fiscal 1997 from 50% for the same period in fiscal 1996. Cost of operations increased $9.1 million (31%) in the first quarter of fiscal 1997 over the same period in fiscal 1996 as a result of increased operating costs related to the MAPP acquisition. Depreciation and amortization as a percentage of revenue decreased to 7% in the first quarter of fiscal 1997 compared to 8% in the first quarter of fiscal 1996. Hardware costs increased 15% in the first quarter of fiscal 1997 over the same period in fiscal 1996 as a result of increased sales of hardware for pharmacy practice management systems.

  Gross margin increased to 51% in the first quarter of fiscal 1997 from 50% in the first quarter of fiscal 1996 principally as a result of improved operating efficiencies and leveraging of the Company's fixed investments.

  Sales, general and administrative expense was $38.2 million in the first quarter of fiscal 1997, an increase of $7.4 million (24%) from the same period in fiscal 1996; however, as a percentage of revenue, these expenses decreased to 38% in the first quarter of fiscal 1997 from 39% in the first quarter of fiscal 1996. The increased expense was primarily due to increased product development and sales and marketing expansion programs in existing and acquired businesses.

 INTEREST AND OTHER INCOME

  Interest and other income for the first quarter of fiscal 1997 was $0.3 million, a decrease of $0.8 million (72%) from the same period in fiscal 1996. This decrease was primarily the result of lower interest earnings due to less average funds invested in short-term investments and marketable securities. The cash balances at the end of the first quarter of fiscal 1996 were used to fund acquisitions later in fiscal 1996.

 INTEREST AND OTHER EXPENSE

  Interest and other expense for the first quarter of fiscal 1997 was relatively constant from the same period in fiscal 1996.

 MINORITY INTEREST

  Minority interest was $0.5 million for the first quarter of fiscal 1997, an increase of $0.4 million (329%) from the same period of fiscal 1996. The increase was primarily attributable to the establishment of an alliance with a financial institution in March 1996.

 INCOME TAXES

  The provision for income taxes, as a percentage of taxable income, was 36% and 40% for the first quarter of fiscal 1997 and 1996, respectively. This decrease was attributable to differences in the tax treatment of certain items associated with CIS prior to the acquisition.

 NET INCOME

  Net income for the first quarter of fiscal 1997 was $8.2 million, an increase of $3.4 million (69%), as compared to the same period in fiscal 1996. Earnings per share for the first quarter of fiscal 1997 and fiscal 1996 were $0.30 and $0.18, respectively. The fully diluted number of common and common equivalent shares outstanding for the first quarter of fiscal 1997 was 27,800,000, an increase of 756,000 (3%) as compared to the same period in fiscal 1996, due to options granted and shares issued under the Company's stock purchase and stock option plans.

FISCAL YEAR COMPARISONS

  The following table sets forth, for the periods indicated, selected amounts from the Company's consolidated statements of income and such amounts as a percentage of total revenue (which amounts exclude the results of operations of CIS and the Restructuring Charges):

                                                   FISCAL YEAR
                                        --------------------------------------
                                           1994         1995         1996
                                        -----------  -----------  ------------
                                              (DOLLARS IN MILLIONS)
Revenue:
  Health Care.......................... $ 63.3   31% $ 83.7   35% $ 100.1   36%
  Integrated Payment Systems...........   68.2   33    88.4   36    104.8   37
  Global Payment Systems...............   74.6   36    69.9   29     76.1   27
                                        ------  ---  ------  ---  -------  ---
    Total revenue......................  206.1  100   242.0  100    281.0  100
Cost of service:
  Operations...........................   94.7   46   101.8   42    109.6   39
  Depreciation and amortization........   14.7    7    17.3    7     19.9    7
  Hardware sales.......................    9.9    5    11.2    5     12.1    4
                                        ------  ---  ------  ---  -------  ---
    Total cost of service..............  119.3   58   130.3   54    141.6   50
                                        ------  ---  ------  ---  -------  ---
    Gross margin.......................   86.8   42   111.7   46    139.4   50
                                        ------  ---  ------  ---  -------  ---
Sales, general and administrative......   68.5   33    86.9   36    103.2   37
Settlement of shareholder litigation...    2.5    1     --   --       --    --
                                        ------  ---  ------  ---  -------  ---
    Operating margin...................   15.8    8    24.8   10     36.2   13
Interest and other income..............    1.5   --      1.7   1      4.3    1
Interest and other expense.............   (2.5)  (1)   (2.1)  (1)    (2.4)  (1)
Minority interest......................    --    --    (0.4)  --     (0.6)  --
                                        ------  ---  ------  ---  -------  ---
    Income before income taxes.........   14.8    7    24.0   10     37.5   13
Provision for income taxes.............    5.1    2     8.6    4     12.8    4
                                        ------  ---  ------  ---  -------  ---
Net income............................. $  9.7    5% $ 15.4    6% $  24.7    9%
Earning per share...................... $  .55   --  $  .79   --  $  1.01   --
                                        ======  ===  ======  ===  =======  ===


  In connection with the acquisition of MAPP and CIS, the Company incurred the Restructuring Charges of $44.1 million in the fourth quarter of fiscal 1996. These charges consisted of (i) $35.1 million for the write-down of impaired assets to their realizable value and (ii) $9.0 million for investment banking, accounting and legal fees and severance costs. The following table is a summary of the Company's fiscal 1996, 1995 and 1994 results of operations before and after the effects of

Restructuring Charges and the acquisition of CIS, which was accounted for under the pooling of interests method:

                                        NDC   RESTRUCTURING  CIS   CONSOLIDATED
                                       ------ ------------- -----  ------------
                                        (IN MILLIONS, EXCEPT PER SHARE DATA)
FISCAL 1996
Total revenue......................... $281.0       --      $44.8     $325.8
Cost of service.......................  141.6       --       21.7      163.3
Sales, general and administrative.....  103.2       --       27.0      130.2
Operating income (loss)...............   36.2     (44.1)     (3.9)     (11.8)
Net income (loss).....................   24.7     (30.0)     (3.2)      (8.5)
Earnings (loss) per share............. $ 1.01     ($1.1)    ($.22)     ($.31)
FISCAL 1995
Total revenue......................... $242.0       --      $36.1     $278.1
Cost of service.......................  130.3       --       23.1      153.4
Sales, general and administrative.....   86.9       --        9.3       96.2
Operating income......................   24.8       --        3.6       28.4
Net income............................   15.4       --        3.0       18.4
Earnings per share.................... $  .75       --      $ .04     $  .79
FISCAL 1994
Total revenue......................... $206.1       --      $31.6     $237.7
Cost of service.......................  119.3       --       20.3      139.6
Sales, general and administrative.....   68.5       --        8.7       77.2
Operating income......................   15.8       --        2.6       18.4
Net income............................    9.7       --        2.5       12.2
Earnings per share.................... $  .50       --      $ .05     $  .55

FISCAL 1996 COMPARED TO FISCAL 1995

 REVENUE

  Total revenue for fiscal 1996 was $281.0 million, an increase of $39.0 million (16%) from fiscal 1995. The revenue increase was the result of increased revenue in Health Care, $16.4 million (20%), Integrated Payment Systems, $16.4 million (19%), and Global Payment Systems, $6.2 million (9%).

  HEALTH CARE. Health Care revenue increased 20% in fiscal 1996 as compared to fiscal 1995 as a result of increases in electronic claims processing and increases in revenue from the Company's practice management systems for the pharmacy, dental and physician sectors.

  INTEGRATED PAYMENT SYSTEMS. Integrated Payment Systems revenue, consisting of the direct payment services and the check guarantee businesses, increased 19% in fiscal 1996 compared to fiscal 1995. This increase was the result of several factors. Direct payment services revenue for fiscal 1996 increased over the same period in fiscal 1995, primarily due to increased volume of merchant sales processed. The increase was also attributable to the establishment of an alliance with a financial institution in March 1996.

  GLOBAL PAYMENT SYSTEMS. Global Payment Systems consists of the Company's indirect payment services and information systems and services business units, the MAPP business acquired from MasterCard International Incorporated on April 1, 1996, and certain of the Company's back office processing functions. Revenue increased 9% for fiscal 1996. This increase reflected growth in the credit card processing business, which included the acquisition of MAPP, partially offset by decreased information systems and services revenue.

 COSTS AND EXPENSES

  Cost of service for fiscal 1996 was $141.6 million, an increase of $11.3 million (9%) compared to fiscal 1995. While the cost of operations increased $7.8 million (8%), cost of operations as a percentage of total revenue decreased from 42% in fiscal 1995 to 39% in fiscal 1996. Depreciation and amortization as a percentage of total revenue held constant at 7%. Hardware costs increased 8% in fiscal 1996 from fiscal 1995, related to volume associated with increased equipment sales in the Integrated Payment Systems business and increased obsolescence costs associated with Health Care equipment.

  Gross margin increased to 50% in fiscal 1996 from 46% for fiscal 1995 principally as a result of operating efficiencies and leveraging the Company's fixed investments.

  Sales, general and administrative expense increased $16.3 million (19%) for fiscal 1996 as compared to fiscal 1995. As a percentage of total revenue, sales, general and administrative expenses increased from 36% in fiscal 1995 to 37% in fiscal 1996. This increase was primarily due to increased product development and sales and marketing expansion programs in existing and acquired businesses.

 OPERATING MARGIN

  Operating margin increased 46% in fiscal 1996 from fiscal 1995. As a percentage of total revenue operating margin increased to 13% in fiscal 1996 from 10% in fiscal 1995. These increases were a result of the items discussed above.

 INTEREST AND OTHER INCOME

  Interest and other income for fiscal 1996 was $4.3 million, an increase of $2.6 million (153%) over fiscal 1995. This increase was principally related to increased cash available for investment during the first ten months of fiscal 1996 and increased interest rates on the investment of those cash balances. The increased cash was the result of the secondary stock offering completed in the first quarter of fiscal 1996.

 INTEREST AND OTHER EXPENSE

  Interest and other expense increased $0.3 million (14%) principally due to borrowings to fund acquisitions.

 INCOME TAXES

  The provision for income taxes, as a percentage of taxable income, was 34% and 36% for fiscal 1996 and 1995, respectively. The decrease was largely due to tax-exempt earnings from invested cash balances and tax credits related to research and development expenditures.

 NET INCOME

  Net income was $24.7 million in fiscal 1996, an increase of $9.3 million (60%) from fiscal 1995. Fully diluted earnings per share for fiscal 1996 and fiscal 1995 were $1.01 and $0.75, respectively. The fully diluted average number of common and common equivalent shares outstanding, before the effects of the acquisition of CIS, for fiscal 1996 was 24,483,000, an increase of 3,872,000 (19%) as compared to the same period in fiscal 1995. This increase in shares was primarily due to the sale of approximately 3,162,500 additional shares of the Company's Common Stock in June 1995.

 CIS OPERATING RESULTS

  Revenue for fiscal 1996 was $44.8 million, an increase of $8.7 million (24%) over fiscal 1995. The increase in revenue over the prior year was largely due to the acquisition of a hospital consulting business in June 1995 as well as growth in the financial services and EDI areas.

  Operating expenses for fiscal 1996 totaled $48.7 million, consisting of cost of services, $21.7 million, and sales, general and administrative expenses, $27.0 million. Expenses for fiscal 1996 included approximately $3.7 million of one-time operating adjustments to reflect changes in reserves. Operating expenses for fiscal 1995 totaled $32.5 million. Excluding one-time adjustments, these increased operating expenses were largely due to operating and acquisition integration costs for the two acquisitions CIS consummated in fiscal 1996.

  Interest and other expense increased $0.9 million in fiscal 1996 from fiscal 1995 due to interest paid on notes issued to complete an acquisition.

  Net loss for fiscal 1996, before restructuring, was $3.2 million compared to fiscal 1995 net income of $3.0 million.

FISCAL 1995 COMPARED TO FISCAL 1994

 REVENUE

  Total revenue for fiscal 1995 was $242.0 million, an increase of $35.9 million (17%) from revenue of $206.1 million for fiscal 1994. The revenue increase was the result of increased revenue in Health Care, $20.4 million (32%), and Integrated Payment Systems, $20.2 million (30%), partially offset by decreased revenue in Global Payment Systems, $4.7 million (6%).

  HEALTH CARE. Health Care revenue increased 32% in fiscal 1995 as compared to fiscal 1994 as a result of (i) increases in electronic claims processing, and
(ii) increases in revenue from the Company's practice management systems for the pharmacy, dental, physician, government and institutional sectors, including the impact of acquisitions completed during fiscal 1995.

  INTEGRATED PAYMENT SYSTEMS. Integrated Payment Systems revenue, consisting of the direct payment services and the check guarantee businesses, increased 30% in fiscal 1995 compared to fiscal 1994. Direct payment services revenue for fiscal 1995 increased over fiscal 1994, primarily due to increased volume of merchant sales processed and equipment sales. In addition, two check guarantee businesses were acquired during fiscal 1995.

  GLOBAL PAYMENT SYSTEMS. Global Payment Systems revenue, consisting of the indirect payment services and information systems and services business units, for fiscal 1995 was $69.9 million, a decrease of $4.7 million (6%) from revenue of $74.6 million for fiscal 1994. Revenue in the Company's indirect merchant processing business decreased for fiscal 1995 from fiscal 1994 as a result of mix and price changes, including activity associated with contract renewals in exchange for increased volume commitments, as well as reductions in volume in the information systems area.

 COSTS AND EXPENSES

  Cost of service for fiscal 1995 was $130.3 million, an increase of $11.0 million (9%) from fiscal 1994. While the cost of operations increased $7.1 million (7%) for fiscal 1995 as compared to fiscal 1994, cost of operations as a percentage of revenue decreased from 46% in fiscal 1994 to 42% in fiscal 1995. Depreciation and amortization as a percentage of revenue held constant at 7%. Hardware costs increased $1.3 million (13%), primarily related to volume associated with increased equipment sales in the Integrated Payment Systems business.

  Gross margin increased to 46% from 42% for fiscal 1995 as compared to fiscal 1994.

  Sales, general and administrative expense increased $18.4 million (27%) for fiscal 1995 as compared to fiscal 1994. As a percentage of revenue, sales, general and administrative expenses increased from 33% in fiscal 1994 to 36% in fiscal 1995. This increase was primarily due to sales expansion and marketing programs in the Integrated Payment Systems and Health Care areas as well as increased sales, general and administrative expenses associated with acquired businesses.

  The Company recognized a charge relating to the settlement of shareholder litigation of $2.5 million in the first quarter of fiscal 1994, representing the settlement costs of a lawsuit originally filed in 1990.

 OPERATING MARGIN

  Operating margin increased 57% in fiscal 1995 from fiscal 1994 and as a percentage of revenue increased to 10% in fiscal 1995 from 8% in fiscal 1994.

 INTEREST AND OTHER INCOME

  Interest and other income for fiscal 1995 was $1.7 million, an increase of $0.2 million (13%) over fiscal 1994. The increase in interest and other income was principally related to increased cash available for investment during the first six months of fiscal 1995 and increased interest rates on the investment of those cash balances.

 INTEREST AND OTHER EXPENSE

  Interest and other expenses decreased $0.4 million (16%) in fiscal 1995 from fiscal 1994.

 INCOME TAXES

  The provision for income taxes, as a percentage of taxable income, was 36% and 34% for fiscal 1995 and 1994, respectively. The lower rate in fiscal 1994 was primarily due to the resolution of issues associated with prior years.

 NET INCOME

  Net income for fiscal 1995 was $15.4 million, an increase of $5.7 million (59%) as compared to fiscal 1994. Fully diluted earnings per share for fiscal 1995 and fiscal 1994 were $0.75 and $0.50, respectively. The fully diluted average number of common and common equivalent shares outstanding, before the effects of the acquisition of CIS, for fiscal 1995 was 20,611,000, an increase of 1,130,000 (6%) as compared to fiscal 1994.

 CIS OPERATING RESULTS

  Revenue for fiscal 1995 was $36.1 million, an increase of $4.5 million (14%) over fiscal 1994 principally as a result of growth in the EDI and financial services areas.

  Cost of service for fiscal 1995 totaled $23.1 million, an increase of $2.8 million (14%) from fiscal 1994. Sales, general and administrative expenses for fiscal 1995 were $9.3 million, an increase of 8% over the prior year.

  Net income for fiscal 1995 was $3.0 million, an increase of $0.5 million (21%) compared to fiscal 1994.

LIQUIDITY AND CAPITAL RESOURCES

  On August 31, 1996, the Company and its subsidiaries had cash and cash equivalents totaling $9.8 million. NDC has an unsecured $50.0 million revolving line of credit which expires in May 1999. The interest rate options available to the Company thereunder are (i) LIBOR plus an applicable margin (which ranges from .275% to .50% depending on the ratio of the Company's consolidated funded debt to consolidated cash flow), (ii) the higher of the bank's prime rate or the federal funds rate plus .50% or (iii) a competitive bid rate. The NDC revolving line of credit contains financial covenants including a limit on the ratio of the Company's consolidated funded debt to consolidated cash flow, a minimum net worth test and a requirement that a minimum fixed charge ratio be maintained.

  The Company's Global Payment Systems subsidiary has an unsecured $60.0 million revolving line of credit which expires in July 1999. The Global revolving line of credit automatically reduces to $50.0 million on the first anniversary of the credit agreement. The interest rate options available to Global thereunder are (i) LIBOR plus an applicable margin (which ranges from
 .25% to .50% depending on the ratio of Global's consolidated funded debt to consolidated cash flow), (ii) the higher of the bank's corporate base rate or the federal funds rate plus .50% or (iii) a competitive bid rate. The Global line of credit contains financial covenants including a limit on the ratio of Global's consolidated funded debt to consolidated cash flow, a minimum net worth test and a requirement that a minimum fixed charge ratio be maintained.

  The Company has entered into certain amendments to NDC's and Global's lines of credit which will become effective concurrently with the issuance of the Notes. Pursuant to such amendments, NDC and its subsidiaries (other than Global and its subsidiaries) will guarantee Global's obligations under the Global line of credit.

  As of August 31, 1996, there were $15.0 million and no amounts outstanding under the NDC and Global facilities, respectively. As of October 1, 1996, there was $47.0 million and $15.0 million outstanding under the NDC and Global facilities, respectively.

  For the first quarter of fiscal 1997, capital expenditures aggregated $3.6 million and were used primarily for software development related to product enhancement. For fiscal 1997 the Company expects to make capital expenditures in the range of $18.0 million to increase processing capacity and for software development related to product enhancement. For fiscal 1996, capital expenditures aggregated $16.4 million related to continued growth in the business and acceleration of certain strategic programs. In addition to capital expenditures in fiscal 1996, the Company completed four acquisitions for an aggregate cash purchase price of approximately $145.8 million, net of cash acquired. The Company has financed its acquisitions through cash flows from operations, proceeds from the sale of equity securities and borrowings under its lines of credit.

  Net cash provided by operating activities was $20.3 million for the first quarter of fiscal 1997. Cash flows from operations for the same period of fiscal 1997, consisting of net income adjusted for depreciation, amortization and provision for bad debts, totaled $15.9 million. A $4.4 million change in working capital resulted from changes in net merchant processing funds provided and increases in accounts payable and accrued liabilities, offset by increases in accounts receivable. These funds, provided by changes in merchant processing working capital, reflect normal fluctuations in the timing of credit card sales processed. The increases in accounts payable and accounts receivable are primarily due to acquisitions. Cash used in investing activities for the first quarter of fiscal 1997 was $4.0 million. Net cash used in financing activities was $15.4 million for the first quarter of fiscal 1997, reflecting repayments totaling $15.0 million on the Company's line of credit. In the first quarter of fiscal 1997, no significant acquisition activities were consummated; however, EDI Services was acquired on October 1, 1996, for a purchase price of $47.0 million.

  Net cash provided by operating activities was $45.3 million for fiscal 1996. Cash flows from operations for fiscal 1996 were $57.0 million. Cash was required in fiscal 1996 to fund working capital of $11.7 million. This was principally the result of increased accounts receivable relating to increased revenue. For fiscal 1996, cash used in investing activities was $146.7 million. Net cash provided by financing activities was $80.1 million for fiscal 1996. The net proceeds from the issuance of stock under a secondary offering were approximately $63.7 million, net of underwriting discount and expenses. Dividends of $6.9 million were paid during fiscal 1996.

  Management of the Company believes that the net proceeds of this offering together with borrowings available under the Company's and Global's credit facilities, cash from operations and proceeds received from the sale of equity or debt securities will be sufficient to fund the Company's working capital and capital expenditure needs, including possible acquisitions, for the foreseeable future.

                                   BUSINESS

GENERAL

  NDC is a leading provider of high-volume transaction processing services and application systems to the health care and payment systems markets. The Company serves a diverse customer base comprised of approximately 120,000 health care providers, 3,500 health care plans, 700,000 merchant locations, 35,000 corporations and 400 banking institutions, as well as federal and state government agencies. The Company markets its services directly to merchants and health care providers and indirectly through business alliances with a wide range of banks, insurance companies and distributors. The Company is one of the largest independent providers of health care transaction processing and payment systems services in the United States, having processed over 2.2 billion transactions during fiscal 1996.

INDUSTRY BACKGROUND

  Advances in computer software, telecommunications and hardware technology have aided the development of on-line, real-time information processing systems that electronically capture and transmit high volumes of information. These advances in technology allow information processors to offer greater convenience to purchasers and providers of goods and services and reduce processing costs, settlement delays and losses from fraudulent transactions.

 HEALTH CARE MARKET

  The health care sector of the market for information systems is growing rapidly due to the need of employers, health care payers and providers to control costs and to improve quality of care. A high percentage of health care claims are still processed using manual, paper-based systems. Third party payers, managed care companies and health care providers continue to seek methods to automate processing in order to reduce costs and improve the quality of health care services. The Company believes the health care industry is one of the largest potential markets for electronic information processing services, including the electronic transmission and capture of data for on-line eligibility verification and settlement of insurance claims. The application of technology to improve the flow of information to address patient care quality is expanding as well.

  Since the late 1980s, electronic processing technology has been applied to the transmission and capture of data for pharmacy claims and transaction processing. This technology is being adapted to the processing of other health care data, including insurance claims for dentists, physicians and hospitals.

  The Company believes that the ability to offer total solutions will be an important competitive factor as automated claims processing and the availability of information in this market continues to grow. As electronic processing of health care claims accelerates, the Company believes it will be important for companies to be able to offer integrated, value-added systems and services to industry participants who continue to automate. Included in the market's requirements are practice management systems, outsourcing capabilities, as well as new information processing services. The market includes, among others, managed care companies, payers and providers in the health care markets.

 PAYMENT SYSTEMS MARKET

  Electronic transaction processing for the payment systems market involves transaction authorization, data capture and settlement for credit and debit cards, check verification and guarantee services and financial electronic data interchange. Most retail credit card transactions are no longer processed through paper-based systems and are instead electronically authorized, with an increasing number electronically settled as well. The Company believes that the number of transactions will continue to grow and that an increasing percentage of these transactions will be processed electronically due to convenience, efficiency and a desire to reduce fraud and other processing costs in a continually growing number of vertical markets in the U.S. and internationally.

  The Company believes that there are significant opportunities for continued growth in the application of electronic transaction processing services to the payment systems market. Utilization of debit cards as a general payment mechanism for goods and services continues to increase, principally in the supermarket, discount retail and gasoline industries. There is also significant potential for growth in the use of credit and debit cards in other traditional cash payment markets, such as fast-food restaurants, gaming establishments, cinemas and convenience stores. The increased use of credit and debit cards for such transactions is primarily driven by the convenience they provide as well as the ability to efficiently track expenses and purchase activity. In addition, the Company believes the proliferation of affinity or co-branded cards that provide consumers with added benefits should contribute to increased use of credit and debit cards and the growth of the payment systems market.

  In addition to services that enable merchants to accept credit and debit cards, the payment systems market continues to expand to include increasing levels of check verification and guarantee services. Demand for these services has been growing in recent years as merchants seek to use check acceptance to increase sales and reduce losses related to bad checks.

BUSINESS STRATEGY

  The Company's business strategy centers on providing total solution, value-added information processing services and application systems in the markets it serves. NDC believes that both the health care and payment systems markets present attractive opportunities for continued growth. In pursuing its business strategy, the Company seeks both to increase its penetration of existing information processing and application systems markets and to continue to identify and create new markets through the:

  . development of value-added applications, enhancement of existing products and development of new systems and services;

  .  expansion of distribution channels; and

  . acquisition of, or alliance with, companies that have desirable products and/or distribution capabilities.

  The resources required to effectively compete in the Company's markets include an extensive computer and telecommunications network, a skilled customer support, operations and systems development staff, and sophisticated software systems. Management believes that the substantial investment required to develop technologically advanced automated processing systems, together with the demand for enhanced service at reduced costs, will continue to cause many small and regional operators to leave the business or sell to larger competitors, resulting in industry consolidation. As a result, the Company believes that there is opportunity for increased market penetration for its services as well as the addition of new markets through acquisitions and alliances.

  To support its business strategy, NDC has focused on acquisition opportunities and alliances with other companies that allow it to increase its market penetration, technological capabilities, product offerings and distribution capabilities. The acquisition of CIS and Conceptual Systems in fiscal 1996 and EDI Services in October 1996 provided additional penetration of the physician and hospital electronic claims markets and expanded the scope of the Company's health care product offerings to include managed care software and services and accounts receivable and business office consulting and outsourcing services. With these acquisitions, the Company became a leader in hospital electronic claims processing services and acquired further access to the managed care market.

  During fiscal 1996, the Company further expanded its presence in the payment systems market. First, the Company formed Global Payment Systems for the primary purpose of combining two of the industry's leading payment processing operations to create one of the largest such operations in the world and to expand its range of products and services. MasterCard's Merchant Automated Point-of-Sale Program was acquired by the Company and combined with NDC's indirect payment services, certain of its merchant processing back office processing services and the Company's information systems and services business. This combination resulted in a broadening of the products and services available to the Company's customers and the creation of Global, an indirect payment and financial EDI enterprise, majority-owned by the Company. The Company also succeeded in expanding its payment systems market penetration as a result of its alliance with Comerica Merchant Services, Inc.

PRODUCTS AND SERVICES

 HEALTH CARE

  The Company is a leading provider of a full range of products and services that address health care cost containment and improved patient care issues. The Company's products include electronic claims processing, adjudication and payment systems, funding capabilities, billing services, accounts receivable resolution, business office management services, practice management systems and clinical data base information. These products are provided to a wide range of health care customers including pharmacies, dentists, physicians, managed care organizations, hospitals, HMO's, clinics and nursing homes. Revenue for the Company's health care units' products and services consists of transaction processing fees and recurring monthly maintenance and support fees, software license revenue and proceeds from the sale of practice management systems as well as upgrade charges for additional applications. Fees for electronic claims processing services are based on a per transaction rate, with the rate varying depending upon the volume and scope of services provided.

  ELECTRONIC PROCESSING SERVICES. The Company's electronic processing services are offered to physicians, managed care companies, pharmacies, dentists, hospitals, HMO's and preferred provider organizations. These services include eligibility verification, patient-specific benefit coverage, claims data capture and editing, claim adjudication and retrospective and prospective drug utilization review. The Company supports approximately almost 120,000 health care provider locations and some 3,500 health care plans. Electronic processing for health care transactions represents the Company's fastest growing service. The Company recently expanded its presence in the health care claims processing market with three acquisitions, CIS, specializing in hospital claims processing and financial consulting services and EDI Services and Conceptual Systems, further expanding NDC's penetration of the market for claims clearing and processing systems for physicians' offices.

  PRACTICE MANAGEMENT SYSTEMS. The Company's practice management systems are designed to provide the health care market with applications solutions that improve the efficiency of operations, address cost containment concerns and enhance overall quality of patient care. In addition, NDC's practice management systems are offered with the Company's claims processing services, credit and debit card processing capabilities and other associated functions such as inventory reporting and ordering.

    Pharmacy. The Company's pharmacy practice management systems provide solutions for independent and chain pharmacies, hospitals, HMO's, clinics and nursing homes. These systems enable pharmacists to manage and perform patient registration, drug record-keeping, private and third-party billing, inventory control and ordering, price updates, management reporting and drug database updates to detect potential clinical dispensing and prescribing problems. In addition, the Company's systems provide value-added claims processing services. The Company's systems are sold and maintained by the Company and can be tailored to the needs of users utilizing micro- and mini-computer platforms. In fiscal 1996, the Company expanded the capabilities of its pharmacy practice management systems through the development of sophisticated, new order entry, inventory management and enhanced retail point-of-sale products. The Company also introduced products enhancing customers' ability to order re-fill prescriptions via telephone and developed physician/pharmacy connectivity products enabling physicians to electronically transmit prescriptions directly to pharmacies utilizing NDC's pharmacy management systems.

    Dental. The Company's dental management systems are designed to provide dentists with patient record accounting, patient scheduling and recall, billing and collection, insurance claims information and electronic processing to improve the efficiency of office management. The Company expanded its dental management product line in fiscal 1994 with the introduction of the NDC Dental System, which incorporates advanced clinical functionality with customary business automation functions.

    Physician. The Company's physician management systems are designed to provide physicians with patient scheduling, billing and collection, patient record accounting, insurance claims information and electronic processing designed to improve the efficiency of office management.

 PAYMENT SYSTEMS

  The Company's Payment Systems products provide a wide range of transaction processing alternatives primarily to the retail, hospitality, health care and government markets. The Company offers merchant credit and debit card processing, check verification and guarantee and other services directly to merchants and indirectly through financial institutions.

  INTEGRATED PAYMENT SYSTEMS. NDC is a leader in partnering with banks and others to offer merchant processing support for approximately 700,000 merchant locations. NDC's merchant processing services include credit and debit card authorization, data capture and product and customer support functions, primarily for VISA and MasterCard bank cards. The Company also performs the financial settlement between the merchant and the card associations, reconciliation of the financial settlement and resolution of disputes between the Company's merchants and cardholders. Fees for the Company's merchant processing services are principally based on the dollar volume of transactions processed directly for merchants and a per transaction rate for transactions processed for banks on behalf of merchants.

  The Integrated Payment Systems unit also offers merchants a check verification service. In fiscal 1995, the Company expanded its payment system services to include check guarantee services through the acquisition of two check guarantee businesses. Check guarantee differs from check verification in that the Company not only verifies the transaction but also guarantees payment. If a check is not paid, the Company assumes the right to collect from the individual writing the check. Fees for the Company's check verification services are based on a per transaction rate, while fees for its check guarantee services are based on a percentage, or discount, of the face value of each check guaranteed by the Company.

  GLOBAL PAYMENT SYSTEMS. Global provides payment processing services utilizing point-of-sale terminals, electronic cash registers and proprietary personal computer applications. These systems provide a comprehensive authorization network for credit cards, debit cards and checks. Global also provides electronic data capture systems that incorporate the capabilities of its electronic point-of-sale authorization system, combined with enhanced software, to enable Global to electronically capture the entire transaction and transmit the necessary value-added information directly to Global's central computer system for faster clearing through the banking system. These systems allow quicker access to funds and avoid the necessity and cost of physically processing paper charge slips. Customized value-added applications for retailers, restaurants, lodging and direct marketers are marketed by Global. Global also offers extensive back office support services such as charge back processing, terminal conversion and deployment, help desk services, and credit-scoring systems to its customers.

  Global's information systems and services products include cash management, information reporting and EDI. Global recently introduced a new cash management system specifically designed for use by large multi-national corporations. This new offering is being marketed internationally through Global's sales force and indirectly through relationships with several large financial institutions. The services provide financial, management and operational data to corporate and government institutions worldwide. Corporate and government organizations use these services to collect, consolidate and report financial, administrative and operating data.

  Global also offers a purchase card service. This service is aimed at high volume corporate or government purchases of low dollar value items. The product is card-based and is intended to significantly reduce the cost of making such small purchases, while at the same time making available to corporate purchasing departments needed controls and management information relating to purchases. The Company also offers tax products that provide for the electronic filing and payment of corporate taxes. The Company initiates the electronic funds transfer process for payment of the taxes due, while delivering the information summary to the appropriate government agency.

SALES AND MARKETING

  The Company's electronic transaction processing services are offered to the health care markets directly through Company personnel and through alliances. The Company's pharmacy and dental practice management systems are marketed primarily through the Company's personnel but also jointly through alliances. The Company offers its physician practice management system directly through Company personnel and through value-added resellers. The Company markets its payment systems products and services through financial institutions, bank alliance programs, its own sales personnel and also through independent contractors.

OPERATIONS AND SYSTEMS

  The Company operates multiple data and voice center facilities. The primary facilities are in Atlanta, Georgia, St. Louis, Missouri, and Tulsa, Oklahoma with others in Texas, California, Toronto, Canada and the United Kingdom.

  Because of the large number and variety of NDC's products and services, the Company does not rely on a single technology to satisfy its sophisticated computer systems needs but instead employs the best available technology that is suitable for each particular task. Given this approach, NDC utilizes (i) Tandem and Stratus fault-tolerant computers for high volume, fast response transaction processing; (ii) client-server technology for end-user data base applications; (iii) the latest Unisys mainframe class systems and the OS/2200 operating system for large scale transaction and batch data base processing;
(iv) the current generation of Data General and Digital Equipment Corporation systems; and (v) UNIX and Windows(TM) based systems for focused communication applications systems. These systems are linked via high speed, fiber optic-based networked backbones for file exchange and inter-system communication purposes.

COMPETITION

  The markets for the application systems and services offered by the Company are highly competitive. The Company has a number of actual and potential competitors as to all of the systems and services that it offers. Many of the Company's services compete directly with computer manufacturers that encourage businesses to purchase or lease the manufacturers' computers and establish in-house systems. In addition to this competition, the Company believes that there are several companies that have the capability to offer some of the Company's services in competition with the Company, certain of which are substantially larger than the Company. The Company believes that its ability to offer integrated solutions to its customers, including hardware, software, processing and network facilities, is a positive factor pertaining to the competitive position of the Company. The Company recognizes, however, that its industry segment is increasingly competitive. The key competitive factors for the Company are functionality of products, quality of service and price.

                                  MANAGEMENT

  Set forth below is the name, age, position with the Company, present principal occupation or employment and five-year employment history of each of the directors and executive officers of the Company.

         NAME                         BUSINESS EXPERIENCE                  AGE
         ----                         -------------------                  ---
 DIRECTORS
 Robert A. Yellowlees Chairman of the Board of the Company since June       57
                       1992; President, Chief Executive Officer and
                       Chief Operating Officer of the Company since May
                       1992; Director of John H. Harland Co. and
                       Protective Life Corporation. Mr. Yellowlees has
                       been a director of the Company since April 1985.
 Edward L. Barlow     General Partner, Whitcom Partners, an investment      61
                       partnership, for more than five years. Mr. Barlow
                       has been a director of the Company since January
                       1969.
 James B. Edwards     President of the Medical University of South          67
                       Carolina since November 1982; Director of the
                       Harry Frank Guggenheim Foundation, Phillips
                       Petroleum Company, SCANA Corporation, IMO
                       Industries, Inc., WMX Technologies, Inc.,
                       Norfolk-Southern Corporation Advisory Board, GS
                       Industries, Inc. and the Gaylord and Dorothy
                       Donnelley Foundation. Dr. Edwards has been a
                       director of the Company since January 1989.
 Don W. Sands         Member of the Board of Directors of the Georgia       70
                       World Congress Center since 1985; Chief Executive
                       Officer Emeritus and Counselor to the Board of
                       Directors of Gold Kist, Inc. since November 1991;
                       President, Chief Executive Officer and Chairman
                       of the Management Executive Committee of Gold
                       Kist Inc. from July 1988 through October 1991;
                       director of Golden Poultry Company, Inc. Mr.
                       Sands has been a director of the Company since
                       September 1989.
 Neil Williams        Managing Partner of Alston & Bird since 1984,         60
                       attorneys and counsel for the Company. Director
                       of Printpack, Inc. Mr. Williams has been a
                       director of the Company since April 1977.
 J. Veronica Biggins  Consultant, Heidrick & Struggles since 1995;          49
                       Assistant to the President of the United States
                       from 1994 to 1995; Executive Vice President,
                       NationsBank of Georgia from 1973 to 1994;
                       Director of the Kaiser Foundation Health Plan of
                       Georgia, Inc. and Morrison Fresh Cooking, Inc.
                       Ms. Biggins has been a director of the Company
                       since October 1995.
 EXECUTIVE OFFICERS
 Richard S. Cohan     General Manager, Health Care Information Network,     43
                       of the Company since April 1995; Senior Vice
                       President, Health Care Business Development from
                       December 1993 through March 1995; Senior Vice
                       President of the Health Care Application Systems
                       and Services unit of the Company from September
                       1992 to November 1993; Group Vice President and
                       General Manager of the Health Care Institutional
                       Services unit of the Company from December 1987
                       through August 1992.

        NAME                          BUSINESS EXPERIENCE                   AGE
        ----                          -------------------                   ---
 Thomas M. Dunn      General Manager, Integrated Payment Systems since       40
                      June 1996; Group Vice President from August 1992 to
                      June 1996; and Division Vice President from August
                      1988 to August 1992.
 Donald B. Graham    General Manager, Health Care Application Systems, of    56
                      the Company since October 1995; Senior Vice
                      President, Operations, of the Company from January
                      1994 until October 1995; President and Chief
                      Executive Officer of Information Systems of America
                      from February 1988 until July 1993.
 E. Michael Ingram   General Counsel and Secretary of the Company since      44
                      January 1985.
 Kevin C. Shea       Executive Vice President, Corporate Strategy &          46
                      Business Development since August 1996; General
                      Manager, Integrated Payment Systems, of the Company
                      from April 1995 until August 1996; Executive Vice
                      President, Integrated Payment Systems from
                      September 1992 through March 1995; Executive Vice
                      President, National Data Payment Systems, Inc.
                      ("NDPS") from December 1990 through August 1992;
                      Group Vice President, NDPS from June 1988 through
                      November 1990.
 M.P. Stevenson, Jr. Interim Chief Financial Officer of the Company since    42
                      September 1996; Vice President and Controller of
                      the Company from September 1992 until August 1996;
                      Division Controller, NDPS from March 1991 to August
                      1992; Director, Internal Audit from March 1986 to
                      February 1991.
 Barbara J. Winant   Controller of the Company since August 1996;            35
                      Assistant Controller of the Company from August
                      1994 until August 1996; Director of Accounting of
                      the Company from November 1992 until August 1994;
                      Senior Manager of Accounting of the Company from
                      March 1991 until November 1992; and Senior
                      Financial Analyst of the Company from July 1989
                      until March 1991.

                             DESCRIPTION OF NOTES

  The Notes are to be issued under an Indenture, to be dated as of November 6, 1996 (the "Indenture"), between the Company and The First National Bank of Chicago, as Trustee (the "Trustee"), a copy of which is filed as an exhibit to the Registration Statement. Wherever particular defined terms of the Indenture (including the Notes) are referred to, such defined terms are incorporated herein by reference (the Notes and various terms relating to the Notes being referred to in the Indenture as "Securities"). References in this section to the "Company" are solely to National Data Corporation and not to its subsidiaries. The following summaries of certain provisions of the Indenture do not purport to be complete and are subject to, and are qualified in their entirety by reference to, the detailed provisions of the Notes and the Indenture, including the definitions therein of certain terms. Section references below are references to Sections of the Indenture.

GENERAL

  The Notes will be unsecured subordinated obligations of the Company, will be limited to $143,750,000 aggregate principal amount, and will mature on November 1, 2003. The Notes will bear interest at the rate per annum shown on the front cover of this Prospectus from November 6, 1996, payable semiannually on May 1 and November 1 of each year, commencing on May 1, 1997. Interest payable per $1,000 principal amount of Notes for the period from November 6, 1996 to May 1, 1997 will be $24.306. ((S)(S) 301 and 307)

  The Notes will be convertible into Common Stock initially at the conversion rate stated on the cover page hereof, subject to adjustment upon the occurrence of certain events described under "-- Conversion Rights," at any time prior to the close of business on the maturity date, unless previously redeemed or repurchased. ((S) 1301)

  The Notes are redeemable under the circumstances and at the redemption prices set forth below under "-- Optional Redemption," plus accrued interest to the redemption date. ((S) 203)

  The Notes will be issued only in fully registered form, without coupons, in denominations of $1,000 and any integral multiple thereof. ((S) 302). No service charge will be made for any registration of transfer or exchange of Notes, but the Company may require payment of a sum sufficient to cover any tax or other governmental charge payable in connection therewith. ((S) 305)

CONVERSION RIGHTS

  The Holder of any Note will have the right, at the Holder's option, to convert any portion of the principal amount of a Note that is an integral multiple of $1,000 into shares of Common Stock at any time prior to the close of business on the maturity date, unless previously redeemed or repurchased, at a conversion rate of 19.1465 shares of Common Stock per U.S. $1,000 principal amount of Notes (the "Conversion Rate") (equivalent to a conversion price of approximately $52.229 per share of Common Stock) (subject to adjustment as described below). The right to convert a Note called for redemption will terminate at the close of business on the Business Day prior to the Redemption Date for such Note, and right to convert a Note tendered for repurchase will terminate at the close of business on the Repurchase Date for such Note. ((S) 1301)

  The right of conversion attaching to any Note may be exercised by the Holder by delivering the Note at the specified office of the Conversion Agent, accompanied by a duly signed and completed notice of conversion, a copy of which may be obtained from the Trustee. The conversion date will be the date on which the Note and the duly signed and completed notice of conversion are so delivered. As promptly as practicable on or after the conversion date, the Company will issue and deliver to the Trustee a certificate or certificates for the number of full shares of Common Stock issuable upon conversion, together with payment in lieu of any fraction of a share; such certificate will be sent by the Trustee to the Conversion Agent (if other than the Trustee) for delivery to the Holder. Such shares of Common Stock issuable upon conversion of the Notes, in accordance with the provisions of the Indenture, will be fully paid and nonassessable and will rank pari passu with the other shares of Common Stock of the Company outstanding from time to time. Any Note surrendered for conversion during the period from the close of business on any Regular Record Date next preceding any Interest Payment Date to the opening of business on such Interest Payment Date (except Notes (or portions thereof) called for redemption on a Redemption Date or which are repurchaseable on a Repurchase Date occurring, in either case, within such period (including any Notes (or portions thereof) called for redemption on a Redemption Date that is a Record Date or Interest Payment Date, as the case may be)) must be accompanied by payment of an amount equal to the interest payable on such Interest Payment Date on the principal amount of Notes being surrendered for conversion. The interest so payable on such Interest Payment Date with respect to any Note (or portion thereof, if applicable) which has been called for redemption on a Redemption Date, or which may be repurchased on a Repurchase Date, occurring, in either case, during the period from the close of business on any Record Date next preceding any Interest Payment Date to the opening of business on such Interest Payment Date (including any Notes (or portions thereof) called for redemption on a Redemption Date that is a Record Date or Interest Payment Date, as the case may be), which Note (or portion thereof, if applicable) is surrendered for conversion during such period (or on the last Business Day prior to the Record Date or Interest Payment Date in the case of a Note (or portions thereof) called for redemption on a Record Date or Interest Payment Date, as the case may be), shall be paid to the Holder of such Note being converted in an amount equal to the interest that would have been payable on such Note if such Note had been converted as of the close of business on such Interest Payment Date. The interest so payable on such Interest Payment Date in respect of any Note (or portion thereof, as the case may be) which has not been called for redemption on a Redemption Date, or is not eligible for repurchase on a Repurchase Date, occurring, in either case, during the period from the close of business on any Record Date next preceding any Interest Payment Date to the opening of business on such Interest Payment Date, which Note (or portion thereof, as the case may be) is surrendered for conversion during such period, shall be paid to the Holder of such Note as of such Regular Record Date. Interest payable in respect of any Note surrendered for conversion or repurchase on or after an Interest Payment Date shall be paid to the Holder of such Note as of the next preceding Regular Record Date, notwithstanding the exercise of the right of conversion or repurchase. As a result of the foregoing provisions, except as provided above, Holders that surrender Notes for conversion on a date that is not an Interest Payment Date will not receive any interest for the period from the Interest Payment Date next preceding the date of conversion to the date of conversion or for any later period, even if the Notes are surrendered after a notice of redemption (except for the payment of interest on Notes called for redemption on a Redemption Date or to be repurchased on a Repurchase Date between a Regular Record Date and the Interest Payment Date to which it relates (including any Notes (or portion thereof) called for redemption on a Redemption Date that is a Record Date or Interest Payment Date, as the case may be), as provided above). No other payment or adjustment for interest, or for any dividends in respect of Common Stock, will be made upon conversion. Holders of Common Stock issued upon conversion will not be entitled to receive any dividends payable to holders of Common Stock as of any record time or date before the close of business on the conversion date. No fractional shares will be issued upon conversion but, in lieu thereof, the Company will pay an appropriate amount in cash based on the market price of Common Stock at the close of business on the date of conversion. ((S)(S) 101, 203, 307, 1302 and
1303)

  A Holder delivering a Note for conversion will not be required to pay any taxes or duties in respect of the issue or delivery of Common Stock on conversion but will be required to pay any tax or duty which may be payable in respect of any transfer involved in the issue or delivery of the Common Stock in a name other than that of the Holder of the Note. Certificates representing shares of Common Stock will not be issued or delivered unless all taxes and duties, if any, payable by the Holder have been paid. ((S)(S) 1302 and 1308)

  The Conversion Rate is subject to adjustment in certain events, including, without duplication: (a) dividends (and other distributions) payable in Common Stock on shares of capital stock, (b) the issuance to all holders of Common Stock of rights, options or warrants entitling them to subscribe for or purchase Common Stock at less than the then Current Market Price of such Common Stock (determined as provided in the Indenture) as of the record date for stockholders entitled to receive such rights, options or warrants, (c) subdivisions, combinations and reclassifications of Common Stock, (d) distributions to all holders of Common Stock of evidences of indebtedness of the Company, shares of capital stock, cash or assets (including securities, but excluding those dividends, rights, options, warrants and distributions referred to above, dividends and distributions paid exclusively in cash and in mergers and consolidations to which the next succeeding paragraph applies),
(e) distributions consisting exclusively of cash (excluding any cash portion of distributions referred to in (d) above) to all holders of Common Stock in an aggregate amount that, combined together with (i) other such all-cash distributions made within the preceding 12 months in respect of which no adjustment has been made and (ii) any cash and the fair market value of other consideration payable in respect of any tender offer by the Company or any of its subsidiaries for Common Stock concluded within the preceding 12 months in respect of which no adjustment has been made, exceeds 10% of the Company's market capitalization (being the product of the then Current Market Price per share of the Common Stock and the number of shares of Common Stock then outstanding) on the record date for such distribution, and (f) the successful completion of a tender offer made by the Company or any of its subsidiaries for Common Stock which involves an aggregate consideration that, together with
(i) any cash and other consideration payable in a tender offer by the Company or any of its subsidiaries for Common Stock expiring within the 12 months preceding the expiration of such tender offer in respect of which no adjustment has been made and (ii) the aggregate amount of any such all-cash distributions referred to in (e) above to all holders of Common Stock within the 12 months preceding the expiration of such tender offer in respect of which no adjustments have been made, exceeds 10% of the Company's market capitalization on the expiration of such tender offer. With respect to Rights (as defined below) issued pursuant to the Rights Agreement (as defined below), if Holders of the Notes exercising the right of conversion attaching thereto after the Distribution Date (as defined in the Rights Agreement) are not entitled to receive the Rights that would otherwise be attributable (but for the date of conversion) to the shares of Common Stock received upon such conversion, the Conversion Rate will be adjusted as though the Rights were being distributed to holders of the Common Stock on the Distribution Date. If such an adjustment is made and the Rights are later redeemed, invalidated or terminated, then a corresponding reversing adjustment will be made to the Conversion Rate on an equitable basis. The Company reserves the right to make such increases in the Conversion Rate in addition to those required in the foregoing provisions as it considers to be advisable in order that any event treated for federal income tax purposes as a dividend or distribution of stock or issuance of rights or warrants to purchase or subscribe for stock will not be taxable to the recipients. No adjustment of the Conversion Rate will be required to be made until the cumulative adjustments amount to 1.0% or more of the Conversion Rate. ((S)1304) The Company shall compute any adjustments to the Conversion Rate pursuant to this paragraph and will give notice to the Holders of the Notes of any adjustments. ((S) 1305)

  In case of any consolidation or merger of the Company with or into another Person or any merger of another Person into the Company (other than a merger which does not result in any reclassification, conversion, exchange or cancellation of the Common Stock), or in case of any sale or transfer of all or substantially all of the assets of the Company, each Note then outstanding will, without the consent of the Holder of any Note, become convertible only into the kind and amount of securities, cash and other property receivable upon such consolidation, merger, sale or transfer by a holder of the number of shares of Common Stock into which such Note was convertible immediately prior thereto (assuming such holder of Common Stock failed to exercise any rights of election and that such Note was then convertible). ((S) 1311)

  The Company from time to time may increase the Conversion Rate by any amount for any period of at least 20 days, in which case the Company shall give at least 15 days' notice of such increase, if the Board of Directors has made a determination that such increase would be in the best interests of the Company, which determination shall be conclusive. No such increase shall be taken into account for purposes of determining whether the closing price of the Common Stock exceeds the Conversion Price by 105% in connection with an event which otherwise would be a Change of Control. ((S) 1304)

  If at any time the Company makes a distribution of property to its stockholders which would be taxable to such stockholders as a dividend for United States federal income tax purposes (e.g., distributions of evidence of indebtedness or assets of the Company, but generally not stock dividends on Common Stock or rights to subscribe for Common Stock) and, pursuant to the anti-dilution provisions of the Indenture, the number of shares into which Notes are convertible is increased, such increase may be deemed for federal income tax purposes to be the payment of a taxable dividend to Holders of Notes. See "Certain Federal Income Tax Considerations."

SUBORDINATION

  The payment of the principal of, premium, if any, and interest on (including any amounts payable upon the redemption or repurchase of the Notes permitted by the Indenture), the Notes will be subordinated in right of payment, to the extent set forth in the Indenture, to the prior payment in full of the principal of, premium, if any, interest and other amounts in respect of all Senior Indebtedness of the Company. The Notes also are effectively subordinated in right of payment to all indebtedness and other liabilities of the Company's subsidiaries. As of August 31, 1996, after giving effect to the offering of the Notes and the application of the net proceeds therefrom, the Company would have had $11.4 million of Senior Indebtedness outstanding (which currently consists of amounts outstanding under capital leases and a mortgage on the Company's headquarters), and the aggregate amount of indebtedness and other liabilities of the Company's subsidiaries would have been $50.9 million.

  Senior Indebtedness is defined in the Indenture to mean the principal of (and premium, if any) and interest (including all interest accruing subsequent to the commencement of any bankruptcy or similar proceeding, whether or not a claim for post-petition interest is allowable as a claim in any such proceeding) on, and all fees and other amounts payable in connection with, the following, whether absolute or contingent, secured or unsecured, due or to become due, outstanding on the date of the Indenture or thereafter created, incurred or assumed: (a) indebtedness of the Company (including obligations of the Company arising from its guarantee of the indebtedness) to banks, insurance companies and other financial institutions evidenced by credit or loan agreements, notes or other written obligations, (b) all other indebtedness of the Company (including obligations of the Company arising from its guarantee of the indebtedness of others) other than the Notes, whether outstanding on the date of the Indenture or thereafter created, incurred or assumed, which is (i) for money borrowed or (ii) evidenced by a note, security, debenture, bond or similar instrument or guarantee thereof, (c) obligations of the Company as lessee under leases required to be capitalized on the balance sheet of the lessee under generally accepted accounting principles or in respect of any lease or related document (including a purchase agreement) which provides that the Company is contractually obligated to purchase or cause a third party to purchase the leased property and thereby effectively guarantees a minimum residual value of the leased property to the landlord and the obligations of the Company under such lease or related document to purchase or cause a third party to purchase such leased property,
(d) obligations of the Company under interest rate and currency swaps, caps, floors, collars or similar agreements or arrangements, (e) all obligations of the Company issued or assumed as the deferred purchase price of property (but excluding any portion thereof constituting trade accounts payable arising in the ordinary course), (f) all obligations of the Company for the reimbursement of any letters of credit (i) to the extent the obligations underlying such letters of credit are Senior Indebtedness under clauses (a) through (d) above or (ii) that secure the Company's obligations to clearing institutions arising out of its merchant processing business to the extent such obligations are incurred in the ordinary course of business in amounts consistent with the Company's past practices, and (g) renewals, extensions, modifications, restatements and refundings of, and any amendments, modifications or supplements to, or any indebtedness or obligation issued in exchange for, any such indebtedness or obligation described in clauses (a) through (f) of this paragraph; provided, however, that Senior Indebtedness shall not include any such indebtedness or obligation if the terms of such indebtedness or obligation (or the terms of the instrument under which, or pursuant to which, it is issued) expressly provide that such indebtedness or obligation shall not be senior in right of payment to the Notes, or expressly provide that such indebtedness or obligation is "pari passu" with or "junior" to the Notes. "Designated Senior Indebtedness" means any particular Senior Indebtedness in which the instrument creating or evidencing the same or the assumption or guarantee thereof (or related agreements or documents to which the Company is a party) expressly provides that such Senior Indebtedness shall be "Designated Senior Indebtedness" for purposes of the Indenture (provided that such instrument, agreement or other document may place limitations and conditions on the right of such Senior Indebtedness to exercise the rights of Designated Senior Indebtedness). ((S)(S) 101, 1201 and 1202)

  Upon any acceleration of the principal due on the Notes or payment or distribution of assets of the Company to creditors upon any dissolution, winding up, liquidation or reorganization, whether voluntary or involuntary, or in bankruptcy, insolvency, receivership or other similar proceedings of the Company, all principal, premium, if any, and interest or other amounts due on all Senior Indebtedness must be paid in full before the Holders of the Notes are entitled to receive any payment. ((S) 1202) The Indenture will further require that the Company promptly notify holders of Senior Indebtedness if payment of the Notes is accelerated because of an Event of Default. The Company also may not make any payment upon or in respect of the Notes if (i) a default in the payment of the principal of, premium, if any, interest or other amounts due on any Senior Indebtedness occurs and is continuing beyond any applicable period of grace or (ii) any other default occurs and is continuing with respect to Designated Senior Indebtedness that permits holders of the Designated Senior Indebtedness as to which such default relates to accelerate the maturity thereof and the Trustee receives a notice of such default
(a "Payment Blockage Notice") from the Company, any lender of Designated Senior Indebtedness (or agent bank on behalf of such lender) or other person permitted to give such notice under the Indenture. Payments on the Notes may and shall be resumed (a) in the case of a payment default, upon the date on which such default is cured or waived in accordance with the agreements evidencing such Senior Indebtedness and (b) in case of a nonpayment default, the earlier of the date on which such nonpayment default is cured or waived in accordance with the agreements evidencing such Senior Indebtedness or 179 days after the date on which the applicable Payment Blockage Notice is received. No new period of payment blockage may be commenced unless and until (i) 365 days have elapsed since the effectiveness of the immediately prior Payment Blockage Notice and (ii) all scheduled payments of principal, premium, if any, and interest on the Notes that have come due have been paid in full in cash. No nonpayment default that existed or was continuing on the date of delivery of any Payment Blockage Notice to the Trustee shall be, or be made, the basis for a subsequent Payment Blockage Notice.

  By reason of the foregoing subordination, in the event of insolvency, creditors of the Company who are holders of Senior Indebtedness are likely to recover more, ratably, than the Holders of the Notes, and such subordination may result in a reduction or elimination of payments to the Holders of the Notes.

  The Indenture does not limit the Company's ability to incur Senior Indebtedness or any other indebtedness or the ability of any subsidiary of the Company to incur any indebtedness or other liabilities.

OPTIONAL REDEMPTION

  The Notes may not be redeemed prior to November 1, 1999. Thereafter, the Notes may be redeemed, in whole or in part, at the option of the Company, upon not less than 30 nor more than 60 days' prior notice as provided under "-- Notices" below, at the redemption prices set forth below.

  The redemption prices (expressed as a percentage of principal amount) are as follows for the 12-month period beginning on November 1, of the following years:

                                               REDEMPTION
             YEAR                                PRICE
            -----                              ----------
            1999..............................  102.857%
            2000..............................  102.143
            2001..............................  101.429
            2002..............................  100.714

and thereafter at a redemption price equal to 100% of the principal amount, in each case together with accrued interest to the date of redemption. ((S) 203, Article Eleven)

  No sinking fund is provided for the Notes.

REPURCHASE AT OPTION OF HOLDERS UPON A CHANGE OF CONTROL

  If a Change of Control (as defined) occurs, each Holder of Notes shall have the right, at the Holder's option, to require the Company to repurchase all of such Holder's Notes, or any portion of the principal amount thereof that is equal to $1,000 or an integral multiple of $1,000 in excess thereof, on the date (the "Repurchase Date") that is 45 days after the date of the Company Notice (as defined), at a price equal to 100% of the principal amount of the Notes to be repurchased, together with interest accrued to the Repurchase Date (the "Repurchase Price"). ((S) 1401)

  The Company may, at its option, in lieu of paying the Repurchase Price in cash, pay the Repurchase Price in Common Stock valued at 95% of the average of the last reported sale price of the Common Stock for the five consecutive Trading Days ending on and including the third Trading Day preceding the Repurchase Date; provided that payment may not be made in Common Stock unless the Company satisfies certain conditions with respect to such payment as provided in the Indenture. ((S)(S) 1401 and 1402)

  Within 30 days after the occurrence of a Change of Control, the Company is obligated to give to all Holders of the Notes notice, as provided in the Indenture (the "Company Notice"), of the occurrence of such Change of Control and of the repurchase right arising as a result thereof, or, at the request of the Company on or before the 15th day after such occurrence, the Trustee shall give the Company Notice. The Company must also deliver a copy of the Company Notice to the Trustee and to the office of each Paying Agent. To exercise the repurchase right, a Holder of Notes must deliver on or before the 30th day after the date of the Company Notice irrevocable written notice to the Trustee or Paying Agent of the Holder's exercise of such right, together with the Notes with respect to which the right is being exercised. ((S) 1403)

  A Change of Control shall be deemed to have occurred at such time after the original issuance of the Notes as there shall occur:

    (i) the acquisition by any Person (including any syndicate or group deemed to be a "person" under Section 13(d)(3) of the Exchange Act) of (a) beneficial ownership, directly or indirectly, through a purchase, merger or other acquisition transaction or series of transactions, of shares of capital stock of the Company entitling such Person to exercise 50% or more of the total voting power of all shares of capital stock of the Company entitled to vote generally in elections of directors, other than any such acquisition by the Company, any subsidiary of the Company or any employee benefit plan of the Company or (b) the right or ability by voting power, contract or otherwise to elect or designate for election a majority of the entire Board of Directors; or

    (ii) any consolidation of the Company with, or merger of the Company into, any other Person, any merger of another Person into the Company, or any conveyance, sale, transfer or lease, in one transaction or a series of related transactions, of all or substantially all of the assets (other than to a wholly owned Subsidiary of the Company) of the Company to any other Person (other than (a) any such transaction pursuant to which the holders of 50% or more of the total voting power of all shares of capital stock of the Company entitled to vote generally in elections of directors immediately prior to such transaction have, directly or indirectly, at least 50% or more of the total voting power of all shares of capital stock of the continuing of surviving corporation entitled to vote generally in elections of directors of the continuing or surviving corporation immediately after such transaction and (b) a merger (x) which does not result in any reclassification, conversion, exchange or cancellation of outstanding shares of capital stock of the Company or (y) which is effected solely to change the jurisdiction of incorporation of the Company and results in a reclassification, conversion or exchange of outstanding shares of Common Stock into solely shares of common stock);

provided, however, that a Change of Control shall not be deemed to have occurred if either (a) the last reported sale price per share of the Common Stock for any five Trading Days within the period of 10 consecutive Trading Days ending immediately after the later of the Change of Control or the public announcement of the Change of Control (in the case of a Change of Control under clause (i) above) or ending immediately before the Change of Control (in the case of a Change of Control under clause (ii) above) shall equal or exceed 105% of the Conversion Price of the Notes in effect on each such Trading Day or (b) all of the consideration (excluding cash payments for fractional shares and cash payments made pursuant to dissenters' appraisal rights) in a merger or consolidation otherwise constituting the Change of Control described in clause (i) and/or clause (ii) above consists of shares of common stock traded on the New York Stock Exchange or other national securities exchange or listed on The Nasdaq Stock Market and as a result of such transaction or transactions the Notes become convertible solely into such common stock. The "Conversion Price" is equal to $1,000 divided by the Conversion Rate. "Beneficial owner" shall be determined in accordance with Rule 13d-3 promulgated by the Commission under the Exchange Act, as in effect on the date of original execution of the Indenture. ((S) 1404)

  The Company's ability to repurchase Notes upon the occurrence of a Change of Control is subject to limitations. There can be no assurance that the Company would have the financial resources or be able to arrange financing on acceptable terms to pay the Repurchase Price for all the Notes as to which the purchase right is exercised. Further, any repurchase in connection with a Change in Control could, depending on the circumstances and absent a waiver from the holders of Senior Indebtedness, be blocked by the subordination provisions of the Notes. See "-- Subordination." The agreement relating to the Company's current Senior Indebtedness would limit the Company's ability to repurchase the Notes. Failure by the Company to repurchase the Notes when required may result in an Event of Default with respect to the Notes (and with respect to Senior Indebtedness) whether or not such repurchase is permitted by the subordination provisions. See "-- Events of Default" and "Risk Factors-- Limitations on Repurchase of Notes."

  Rule 13e-4 under the Exchange Act requires the dissemination of certain information to security holders in the event of an issuer tender offer and may apply in the event that the repurchase option becomes available to Holders of the Notes. The Company will comply with this rule to the extent applicable at that time.

  The foregoing provisions would not necessarily afford Holders of the Notes protection in the event of highly leveraged or other transactions involving the Company that may adversely affect Holders.

MERGERS AND SALES OF ASSETS BY THE COMPANY

  The Company may not consolidate with or merge into any other Person or, directly or indirectly, convey, transfer, sell, lease or otherwise dispose of its properties and assets substantially as an entirety to any Person (other than a conveyance, sale, transfer or lease to a wholly-owned subsidiary), and the Company may not permit any Person (other than a wholly-owned subsidiary) to merge into the Company or convey, transfer or lease its properties and assets substantially as an entirety to the Company, unless (a) the Person formed by such consolidation or into which the Company is merged or the Person to which the properties and assets of the Company are so transferred or leased is a corporation, limited liability company, partnership or trust organized and existing under the laws of the United States, any State thereof or the District of Columbia and has expressly assumed the due and punctual payment of the principal of, premium, if any, and interest on the Notes and the performance of the other covenants of the Company under the Indenture, (b) immediately after giving effect to such transaction, no Event of Default, and no event which, after notice or lapse of time or both, would become an Event of Default, shall have occurred and be continuing, and (c) the Company has provided to the Trustee an Officer's Certificate and Opinion of Counsel if required by the Indenture. ((S) 801)

EVENTS OF DEFAULT

  The following will be Events of Default under the Indenture: (a) failure to pay principal or Redemption Price of any Note when due, whether or not such payment is prohibited by the subordination provisions of the Indenture; (b) failure to pay any interest on any Note when due, continuing for 30 days, whether or not such payment is prohibited by the subordination provisions of the Indenture; (c) default in the Company's obligation to provide a Company Notice of Change in Control; (d) failure to perform any other covenant of the Company in the Indenture, continuing for 60 days after written notice as provided in the Indenture; (e) any indebtedness for money borrowed by the Company in an aggregate principal amount in excess of $10,000,000 is not paid at final maturity or upon acceleration thereof and such default in payment or acceleration is not cured or rescinded within 30 days after written notice as provided in the Indenture; and (f) certain events of bankruptcy, insolvency or reorganization. ((S) 501) Subject to the provisions of the Indenture relating to the duties of the Trustee in case an Event of Default shall occur and be continuing, the Trustee will be under no obligation to exercise any of its rights or powers under the Indenture at the request or direction of any of the Holders, unless such Holders shall have offered to the Trustee reasonable indemnity. ((S) 603) Subject to such provisions for the indemnification of the Trustee, the Holders of a majority in aggregate principal amount of the Outstanding Notes will have the right to direct the time, method and place of conducting any proceeding for any remedy available to the Trustee or exercising any trust or power conferred on the Trustee. ((S) 512)

  If an Event of Default (other than an Event of Default specified in subsection (f) above) occurs and is continuing, either the Trustee or the Holders of not less than 25% in aggregate principal amount of the Outstanding Notes, by notice in writing to the Company, declare the principal of all the Notes to be due and payable immediately, and upon any such declaration such principal and any accrued interest thereon will become immediately due and payable. If an Event of Default specified in subsection (f) occurs and is continuing, the principal and any accrued interest on all of the then Outstanding Notes shall ipso facto become due and payable immediately without any declaration or other Act on the part of the Trustee or any Holder. ((S)
502)

  At any time after a declaration of acceleration has been made but before a judgment or decree based on acceleration, the Holders of a majority in aggregate principal amount of Outstanding Notes may, under certain circumstances, rescind and annul such acceleration if all Events of Default, other than the nonpayment of accelerated principal and interest have cured or waived as provided in the Indenture. ((S) 502)

  No Holder of any Note will have any right to institute any proceeding with respect to the Indenture or for any remedy thereunder, unless such Holder shall have previously given to the Trustee written notice of a continuing Event of Default and unless also the Holders of at least 25% in aggregate principal amount of the Outstanding Notes shall have made written request, and offered reasonable indemnity, to the Trustee to institute such proceeding as trustee, and the Trustee shall not have received from the Holders of a majority in aggregate principal amount of the Outstanding Notes a direction inconsistent with such request and shall have failed to institute such proceeding within 60 days. ((S) 507) However, such limitations do not apply to a suit instituted by a Holder of a Note for the enforcement of payment of the principal of, premium, if any, or interest on such Note on or after the respective due dates expressed in such Note or of the right to convert such
Note in accordance with the Indenture. ((S) 508)

  The Company will be required to furnish to the Trustee annually a statement as to the performance by the Company of certain of its obligations under the Indenture and as to any default in such performance. ((S) 1004)

MODIFICATION AND WAIVER

  Modifications and amendments of the Indenture may be made, and certain past defaults by the Company may be waived, with the written consent of the Holders of not less than a majority in aggregate principal amount of the Notes at the time Outstanding. However, no such modification or amendment may, without the consent of the Holder of each outstanding Note affected thereby, (a) change the Stated Maturity of the principal of, or any installment of interest on, any Note, (b) reduce the principal amount of, or the premium, if any, or rate of interest on, any Note, (c) reduce the amount payable upon redemption or repurchase, (d) modify the provisions with respect to the repurchase right of the Holders in a manner adverse to the Holders, (e) change the place or currency of payment of principal of, premium, if any, or interest on, any Note, (f) impair the right to institute suit for the enforcement of any payment on or with respect to any Note (including any payment of the Repurchase Price in respect of such Note), (g) modify the obligation of the Company to maintain an office or agency in New York City, (h) except as otherwise permitted by the Indenture or contemplated by provisions concerning consolidation, merger, conveyance, transfer, sale or lease of all or substantially all of the property and assets of the Company, adversely affect the right of Holders to convert any of the Notes or to require the Company to repurchase any Note other than as provided in the Indenture, (i) modify the subordination provisions in a manner adverse to the Holders of the Notes, (j) reduce the above-stated percentage of Outstanding Notes necessary to modify or amend the Indenture, or (k) reduce the percentage of aggregate principal amount of Outstanding Notes necessary for waiver of compliance with certain provisions of the Indenture or for waiver of certain defaults. ((S)(S) 902 and
513)

  The Holders of a majority in aggregate principal amount of the Outstanding Notes may waive compliance by the Company with certain restrictive provisions of the Indenture. ((S) 1009) The Holders of a majority in aggregate principal amount of the Outstanding Notes also may waive any past default under the Indenture, except a default in the payment of principal, premium, if any, or interest. ((S) 513)

TRANSFER AND EXCHANGE

  The Company has initially appointed the Trustee as security registrar and transfer agent, acting through its Corporate Trust Office. The Company reserves the right to vary or terminate the appointment of the security registrar or of any transfer agent or to appoint additional or other transfer agents or to approve any change in the office through which any security registrar or any transfer agent acts. ((S)(S) 305 and 1002)

PURCHASE AND CANCELLATION

  The Company or any subsidiary may at any time and from time to time purchase Notes at any price in the open market or otherwise.

  All Notes surrendered for payment, redemption, repurchase, registration of transfer or exchange or conversion shall, if surrendered to any Person other than the Trustee, be delivered to the Trustee. All Notes so delivered to the Trustee shall be cancelled promptly by the Trustee. No Notes shall be authenticated in lieu of or in exchange for any Notes cancelled as provided in the Indenture. Unless otherwise requested by the Company and confirmed in writing, the Trustee shall, from time to time but not less than once annually, destroy all cancelled Notes and deliver to the Company a certificate of destruction, which certificate shall specify the number, principal amount and, in the case of Notes the form of each cancelled Note so destroyed. ((S) 309)

TITLE

  The Company and the Trustee may treat the registered owner (as reflected in the Security Register) of any Note as the absolute owner thereof (whether or not such Note shall be overdue) for the purpose of making payment and for all other purposes.

NOTICES

  Notice to Holders of the Notes will be given by mail to the addresses of such Holders as they appear in the Security Register. Such notices will be deemed to have been given on the date of the first such publication or on the date of such mailing, as the case may be. ((S) 106)

  Notice of a redemption of Notes will be given at least once not less than 20 nor more than 60 days prior to the redemption date (which notice shall be irrevocable) and will specify the redemption date.

REPLACEMENT OF NOTES

  Notes that become mutilated, destroyed, stolen or lost will be replaced by the Company at the expense of the Holder upon delivery to the Trustee of the mutilated Notes or evidence of the loss, theft or destruction thereof satisfactory to the Company and the Trustee. In the case of a lost, stolen or destroyed Note indemnity satisfactory to the Trustee and the Company may be required at the expense of the Holder of such Note before a replacement Note will be issued. ((S) 306)

SATISFACTION AND DISCHARGE

  The Company may discharge its payment obligations under the Indenture while Notes remain outstanding if (a) all outstanding Notes have become due and payable or will become due and payable at their scheduled maturity within one year, (b) all outstanding Notes are scheduled for redemption within one year or (c) all outstanding Notes are delivered to the Trustee for conversion in accordance with the Indenture and in the case of (a) or (b) above, the Company has deposited with the Trustee an amount sufficient to pay and discharge the entire indebtedness on all outstanding Notes on the date of their scheduled maturity or the scheduled date of redemption. ((S) 401)

GOVERNING LAW

  The Indenture and the Notes will be governed by and construed in accordance with the laws of the State of New York. ((S) 112)

THE TRUSTEE

  In case an Event of Default shall occur (and shall not be cured), the Trustee will be required to use the degree of care of a prudent person in the conduct of his own affairs in the exercise of its powers. Subject to such provisions, the Trustee will be under no obligation to exercise any of its rights or powers under the Indenture at the request of any of the Holders of Notes, unless they shall have offered to the Trustee reasonable security or indemnity. ((S)(S) 601 and 603)

BOOK-ENTRY

  The Notes will be issued in the form of a global note (the "Global Note") deposited with, or on behalf of, The Depository Trust Company ("DTC") and registered in the name of Cede & Co. as DTC's nominee. Owners of beneficial interests in the Notes represented by the Global Note will hold such interests pursuant to the procedures and practices of DTC and must exercise any rights in respect of their interests (including any right to convert or require repurchase of their interests) in accordance with those procedures and practices. Such beneficial owners will not be Holders, and will not be entitled to any rights under the Global Note or the Indenture, with respect to the Global Note, and the Company and the Trustee, and any of their respective agents, may treat DTC as the sole Holder and owner of the Global Note.

  DTC has advised the Company as follows: DTC is a limited-purpose trust company organized under the New York Banking Law, a "banking organization" within the meaning of the New York Banking Law, a member of the Federal Reserve System, a "clearing corporation" within the meaning of the New York Uniform Commercial Code, and a "clearing agency" registered pursuant to the provisions of Section 17A of the Exchange Act. DTC holds securities that its participants deposit with DTC. DTC also facilitates the settlement among participants of securities transactions, such as transfers and pledges, in deposited securities through electronic computerized book-entry changes in participants' accounts, thereby eliminating the need for physical movement of securities certificates. Direct participants include securities brokers and dealers (including Goldman, Sachs & Co.), banks, trust companies, clearing corporation, and certain other organizations. DTC is owned by a number of its direct participants and by the New York Stock Exchange, Inc., the American Stock Exchange, Inc. and the National Association of Securities Dealers, Inc. Access to the DTC system is also available to others such as securities brokers and dealers, banks and trust companies that clear through or maintain a custodial relationship with a direct participant, either directly or indirectly. The rules applicable to DTC and its participants are on file with the Securities and Exchange Commission.

  Unless and until they are exchanged in whole or in part for certificated Notes in definitive form as set forth below, the Global Note may not be transferred except as a whole by DTC to a nominee of DTC, or by a nominee of DTC to DTC or another nominee of DTC.

  The Notes represented by the Global Note will not be exchangeable for certificated Notes, provided that if (a) DTC is at any time unwilling, unable or ineligible to continue as depositary and a successor depositary is not appointed by the Company within 90 days or (b) there shall have occurred and be continuing an Event of Default with respect to the Notes, the Company will issue individual Notes in definitive form in exchange for the Global Note. In addition, the Company may at any time and in its sole discretion determine not to have a Global Note, and, in such event, will issue individual Notes in definitive form in exchange for the Global Note previously representing all such Notes. In either instance, an owner of a beneficial interest in a Global Note will be entitled to physical delivery of Notes in definitive form equal in principal amount to such beneficial interest and to have such Notes registered in its name. Individual Notes so issued in definitive form will be issued in denominations of $1,000 and any larger amount that is an integral multiple of $1,000 and will be issued in registered form only, without coupons.

  Payments of principal of and interest on the Notes will be made by the Company through the Trustee to DTC or its nominee, as the case may be, as the registered owner of the Global Note. Neither the Company nor the Trustee will have any responsibility or liability for any aspect of the records relating to or payments made on account of beneficial ownership interests of the Global Note or for maintaining, supervising or reviewing any records relating to such beneficial ownership interests. The Company expects that DTC, upon receipt of any payment of principal or interest in respect of the Global Note, will credit the accounts of the related participants with payment in amounts proportionate to their respective holdings in principal amount of beneficial interest in the Global Note as shown on the records of DTC. The Company also expects that payments by participants to owners of beneficial interests in the Global Note will be governed by standing customer instructions and customary practices, as is now the case with securities held for the accounts of customers in bearer form or registered in "street name," and will be the responsibility of such participants.

  So long as the Notes are represented by a Global Note, DTC or its nominee will be the only entity that can exercise a right to repayment pursuant to the Holder's option to elect repayment of its Notes or the right of conversion of the Notes. Notice by participants or by owners of beneficial interests in a Global Note held through such participants of the exercise of the option to elect repayment, or the right of conversion, of beneficial interests in Notes represented by the Global Note must be transmitted to DTC in accordance with its procedures on a form required by DTC and provided to participants. In order to ensure that DTC's nominee will timely exercise a right to repayment, or the right of conversion, with respect to a particular Note, the beneficial owner of such Notes must instruct the broker or other participant through which it holds an interest in such Notes to notify DTC of its desire to exercise a right to repayment, or the right of conversion. Different firms have different cut- off times for accepting instructions from their customers and, accordingly, each beneficial owner should consult the broker or other participant through which it holds an interest in a Note in order to ascertain the cut-off time by which such an instruction must be given in order for timely notice to be delivered to DTC. The Company will not be liable for any delay in delivery of such notice to DTC.

                         DESCRIPTION OF CAPITAL STOCK

  The authorized capital stock of the Company consists of 100,000,000 shares of Common Stock, par value $.125 per share, and 1,000,000 shares of Preferred Stock, par value $1.00 per share. The following description of the capital stock is qualified in all respects by reference to the Restated Certificate of Incorporation, as amended, and Bylaws, as amended, of the Company, copies of which are on file at the Company's principal executive offices.

COMMON STOCK

  The holders of Common Stock, subject to such rights as may be granted to the holders of Preferred Stock, elect all directors and are entitled to one vote per share. All shares of Common Stock participate equally in dividends when, as and if declared by the Board of Directors and share ratably, subject to the rights and preferences of any Preferred Stock, in net assets on liquidation. The shares of Common Stock outstanding prior to this offering are, and the shares to be outstanding upon completion of this offering will be, duly authorized, validly issued, fully paid and nonassessable. The shares of Common Stock have no preference, conversion, exchange, preemptive or cumulative voting rights.

STOCK PURCHASE RIGHTS

  Pursuant to a Rights Agreement dated as of January 18, 1991 (the "Rights Agreement"), each share of Common Stock is issued one right (a "Right") which entitles the registered holder to purchase from the Company one one-hundredth of a share (a "Unit") of Series A Junior Participating Preferred Stock, par value $1.00 per share (the "Junior Preferred Stock"), at a purchase price of $45.00 per Unit, subject to adjustment. Until the Distribution Date the Rights are unexercisable and attach to and transfer with the Common Stock certificates. The Distribution Date will occur upon the earlier of an announcement of the acquisition by a third party of 15% or more of the Common Stock, or the commencement of a tender offer for 15% or more of the Common Stock.

  The Rights may have certain anti-takeover effects because the rights will cause substantial dilution to a person or group that attempts to acquire the Company on terms not approved by the Board of Directors of the Company unless the offer is conditioned on a substantial number of Rights being acquired. However, the Rights should not interfere with any merger or other business combination approved by a majority of the directors since the Rights may be redeemed by the Company at $.01 per Right at any time on or prior to a stock acquisition. Thus, the Rights are intended to encourage persons who may seek to acquire control of the company to initiate such an acquisition through negotiations with the Board of Directors. However, the effect of the Rights may be to discourage a third party from making a partial tender offer or otherwise attempting to obtain a substantial equity position in the equity securities of, or seeking to obtain control of, the Company. To the extent any potential acquirers are deterred by the Rights, the Rights may have the effect of preserving incumbent management in the office.

PREFERRED STOCK

  The Company is authorized to issue 1,000,000 shares of Preferred Stock, par value $1.00 per share, none of which is outstanding, although 1,000,000 shares of Preferred Stock have been reserved for issuance pursuant to the Rights described above. Preferred Stock may be issued from time to time by the Board of Directors of the Company, without stockholder approval, in such series and with such voting powers, full or limited, or no voting powers, and such designations, preferences and relative, participating, optional or other special rights, and qualifications, limitations or restrictions, as may be fixed by the Board of Directors in the resolution authorizing the issuance. The issuance of Preferred Stock by the Board of Directors could adversely affect the rights of holders of shares of Common Stock since Preferred Stock may be issued having preference with respect to dividends and in liquidation over the Common Stock, and have voting rights, contingent or otherwise, that could dilute the voting rights, net income per share and net book value of the Common Stock. In addition, while the Board of Directors has no current intention of doing so, the ability of the Board of Directors to issue shares of Preferred Stock and to set the voting powers, full or limited, or no voting powers, and such designations, preferences and relative, participating, optional or other special rights, and qualifications, limitations or restrictions, thereof without further stockholder action might serve as an anti-takeover measure and, as such, help to perpetuate the incumbent management of the Company or thwart a takeover attempt, notwithstanding the desire of stockholders to change management or accept a takeover offer. As of the date of this Prospectus, other than in connection with the Rights described above, the Board of Directors has not authorized the issuance of any shares of Preferred Stock, and the Company has no agreements, arrangements or understandings with respect to the issuance of any shares of Preferred Stock.

REGISTRAR AND TRANSFER AGENT

  The Company's registrar and transfer agent is Wachovia Bank of North Carolina, N.A., Winston-Salem, North Carolina.

                   CERTAIN FEDERAL INCOME TAX CONSIDERATIONS

  The following is a summary of certain United States federal income tax considerations relating to the purchase, ownership and disposition of the Notes and of Common Stock into which Notes may be converted, but does not purport to be a complete analysis of all the potential tax considerations relating thereto. This summary is based on the Internal Revenue Code of 1986, as amended (the "Code"), existing, temporary and proposed Treasury Regulations, laws, rulings and decisions now in effect, all of which are subject to change. This summary deals only with Holders that will hold Notes and Common Stock into which Notes may be converted as "capital assets" (within the meaning of Section 1221 of the Code) and that are (i) citizens or residents of the United States, (ii) domestic corporations, or (iii) otherwise subject to United States Federal income taxation on a net income basis in respect of a Note or Common Stock. This summary does not address tax considerations applicable to investors that may be subject to special tax rules, such as banks, tax-exempt organizations, insurance companies, dealers in securities or currencies, or persons that will hold Notes as a position in a hedging transaction, "straddle" or "conversion transaction" for tax purposes. This summary discusses the tax considerations applicable to the initial purchasers of the Notes who purchase the Notes at their "issue price" as defined in Section 1273 of the Code and does not discuss the tax considerations applicable to subsequent purchasers of the Notes. The Company has not sought any ruling from the Internal Revenue Services with respect to the statements made and the conclusions reached in the following summary, and there can be no assurance that the Internal Revenue will agree with such statements and conclusions.

  INVESTORS CONSIDERING THE PURCHASE OF NOTES SHOULD CONSULT THEIR OWN TAX ADVISORS WITH RESPECT TO THE APPLICATION OF THE UNITED STATES FEDERAL INCOME AND ESTATE TAX LAWS TO THEIR PARTICULAR SITUATIONS AS WELL AS ANY TAX CONSEQUENCES ARISING UNDER THE LAWS OF ANY STATE, LOCAL OR FOREIGN TAXING JURISDICTION OR UNDER ANY APPLICABLE TAX TREATY.

PAYMENT OF INTEREST

  Interest on a Note generally will be includable in the income of a Holder as ordinary income at the time such interest is received or accrued, in accordance with such Holder's method of accounting for United States federal income tax purposes.

SALE, EXCHANGE OR REDEMPTION OF THE NOTES

  Upon the sale, exchange or redemption of a Note, a Holder generally will recognize capital gain or loss equal to the difference between (i) the amount of cash proceeds and the fair market value of any property received on the sale, exchange or redemption (except to the extent such amount is attributable to accrued interest income not previously included in income which is taxable as ordinary income) and (ii) such Holder's adjusted tax basis in the Note. A Holder's adjusted tax basis in a Note generally will equal the cost of the Note to such Holder. Such capital gain or loss will be long-term capital gain or loss if the Holder's holding period in the Note is more than one year at the time of sale, exchange or redemption.

CONSTRUCTIVE DISTRIBUTION

  If at any time (i) the Company makes a distribution of cash or property to its stockholders or purchases Common Stock and such distribution or purchase would be a taxable distribution to such stockholders for United States federal income tax purposes (e.g., distributions of evidences of indebtedness or assets of the Company, but generally not stock dividends or rights to subscribe for Common Stock) and, pursuant to the anti-dilution provision of the Indenture, the conversion rate of the Notes is increased, or (ii), the conversion rate of the Notes is increased at the discretion of the

Company, such increase in conversion rate may be deemed to be a taxable distribution to Holders of Notes (pursuant to Section 305 of the Code). Such a deemed distribution will be taxable as a dividend, return of capital or capital gain in accordance with the earnings and profits rules discussed under "--Dividends." Holders of Notes could therefore have taxable income as a result of an event pursuant to which they received no cash or property.

CONVERSION OF THE NOTES

  A Holder of a Note generally will not recognize any income, gain or loss upon conversion of a Note into shares of Common Stock except with respect to cash received either in lieu of a fractional Share of Common Stock or attributable to accrued interest on the converted Notes. A Holder's tax basis in the Common Stock received on conversion of a Note will be the same as such Holder's adjusted tax basis in the Note at the time of conversion (reduced by any basis allocable to a fractional share interest). The holding period for the shares of Common Stock received on conversion will generally include the holding period of the Note converted.

  Cash received in lieu of a fractional share of Common Stock upon conversion will be treated as a payment in exchange for the fractional share of Common Stock. Accordingly, the receipt of cash in lieu of a fractional share of Common Stock generally will result in capital gain or loss (measured by the difference between the cash received for the fractional share and the Holder's adjusted tax basis in the fractional share).

DIVIDENDS

  Distributions paid on shares of Common Stock will constitute dividends for United States Federal income tax purposes to the extent of the Company's current or accumulated earnings and profits and will be includable in the income of a Holder as ordinary income. Dividends paid to Holders that are United States corporations may qualify for a dividends-received deduction.

  To the extent, if any, that a Holder receives a distribution on shares of Common Stock that would otherwise constitute a dividend for United States federal income tax purposes but that exceeds current and accumulated earnings and profits of the Company, such distribution will be treated first as a non-taxable return of capital reducing the Holder's basis in the shares of Common Stock. Any such distribution in excess of the Holder's basis in the shares of Common Stock will be treated as capital gain.

SALE OF COMMON STOCK

  Upon the sale or exchange of Common Stock, a Holder generally will recognize capital gain or loss equal to the difference between (i) the amount of cash and the fair market value of any property received upon the sale or exchange and (ii) such Holder's adjusted tax basis in the Common Stock. Such capital gain or loss will be long-term if the Holder's holding period in Common Stock is more than one year at the time of the sale or exchange. A Holder's basis and holding period in Common Stock received upon conversion of a Note are determined as discussed above under "-- Conversion of the Notes."

INFORMATION REPORTING AND BACKUP WITHHOLDING TAX

  In general, information reporting requirements will apply to payments of principal, premium, if any, and interest on a Note, payments of dividends on Common Stock, payments of the proceeds of the sale of a Note and payments of the proceeds of the sale of Common Stock to certain noncorporate Holders, and a 31% backup withholding tax may apply to such payments if the Holder (i) fails to furnish or certify his correct taxpayer identification number to the payor in the manner required, (ii) is notified by the Internal Revenue Service (the "IRS") that he has failed to report payments of interest and dividends properly, or (iii) under certain circumstances, fails to certify that he has not been notified by the IRS that he is subject to backup withholding for failure to report interest and dividend payments. Any amounts withheld under the backup withholding rules from a payment to a Holder will be allowed as a credit against such Holder's United States federal income tax and may entitle the Holder to a refund, provided that the required minimum information is furnished to the IRS.

                                 LEGAL MATTERS

  The validity of the Notes offered hereby will be passed upon for the Company by Alston & Bird, Atlanta, Georgia, and for the Underwriters by King & Spalding, Atlanta, Georgia.

                                    EXPERTS

  The consolidated financial statements and schedule of the Company included in the Company's Annual Report on Form 10-K for the year ended May 31, 1996, incorporated in this Prospectus and Registration Statement, have been incorporated by reference herein in reliance upon the reports of Arthur Andersen LLP, independent accountants, given on the authority of that firm as experts in accounting and auditing.

  The consolidated financial statements and schedule of CIS at December 31, 1995 and 1994, and for each of the three years in the period ended December 31, 1995, incorporated in this Prospectus and Registration Statement by reference to the Current Report on Form 8-K of NDC dated May 31, 1996, have been incorporated by reference herein in reliance upon the report of Coopers & Lybrand L.L.P., independent accountants, given on the authority of that firm as experts in accounting and auditing.

  The consolidated financial statements and schedules of Equifax Healthcare EDI Services, Inc., at June 30, 1995 and 1996, and for each of the two years in the period ended June 30, 1995 incorporated in this Prospectus and Registration Statement by reference to the Current Report on Form 8-K of NDC dated October 1, 1996, have been incorporated by reference herein in reliance upon the report of Arthur Andersen LLP, independent accountants, given on the authority of that firm as experts in accounting and auditing.

  The financial statements as of December 31, 1995 and 1994 and for each of the three years in the period ended December 31, 1995 of MasterCard Automated Point-of-Sale Program (an organizational unit of MasterCard International Incorporated) incorporated in this Prospectus and Registration Statement by reference to the Current Report on Form 8-K of NDC dated April 1, 1996, had been incorporated by reference herein in reliance on the report of Price Waterhouse LLP, independent accountants, given on the authority of that firm as experts in accounting and auditing.

                                 UNDERWRITING

  Subject to the terms and conditions set forth in the Underwriting Agreement, the Company has agreed to sell to each of the Underwriters named below, and each of such Underwriters have severally agreed to purchase from the Company, the respective principal amounts of the Notes set forth opposite its name below:

                                                                    PRINCIPAL
                                                                      AMOUNT
      UNDERWRITER                                                    OF NOTES
      -----------                                                  ------------
   Goldman, Sachs & Co. .......................................... $ 68,750,000
   Salomon Brothers Inc...........................................   43,750,000
   Montgomery Securities..........................................    6,250,000
   NatWest Securities Limited.....................................    6,250,000
                                                                   ------------
     Total........................................................ $125,000,000
                                                                   ============

  Under the terms and conditions of the Underwriting Agreement, the Underwriters are committed to take and pay for all of the Notes, if any are taken.

  The Underwriters propose to offer the Notes in part directly to the public at the initial public offering price set forth on the cover page of this Prospectus and in part to certain securities dealers at such price less a concession of 1.532% of the principal amount of the Notes. The Underwriters may allow, and such dealers may re-allow, a concession not to exceed 0.1% of the principal amount of the Notes to certain brokers and dealers. After the Notes are released for sale to the public, the public offering price and other selling terms may from time to time be varied by the representatives.

  The Company has granted the Underwriters an option exercisable for 30 days after the date of this Prospectus to purchase up to an aggregate of $18,750,000 additional principal amount of Notes solely to cover over-allotments, if any. If the Underwriters exercise their over-allotment option, the Underwriters have severally agreed, subject to certain conditions, to purchase approximately the same percentage thereof that the principal amount of the Notes to be purchased by each of them, as shown in the foregoing table, bears to the aggregate principal amount of the Notes offered hereby.

  The Notes have been approved for listing on the New York Stock Exchange. The Underwriters have advised the Company that they currently intend to make a market in the Notes. However, the Underwriters are not obligated to do so and may discontinue any market making at any time without notice. No assurance can be given as to the liquidity of the trading market for the Notes.

  The Company has also agreed, subject to certain limited exceptions, that it will not offer, sell, contract or sell or otherwise dispose of any Common Stock (other than upon conversion of the Notes), any securities substantially similar to the Notes or the Common Stock or any securities exchangeable or exercisable for, or convertible into, Common Stock or substantially similar securities (any such security, a "Covered Security"), without the prior written consent of the Underwriters, for a period of 90 days after the date of this Prospectus. The directors and executive officers of the Company have also agreed, subject to certain limited exceptions, that they will not offer, sell, contract to sell or otherwise dispose of any Common Stock or Covered Securities beneficially owned by them without the prior written consent of the Underwriters for a period of 90 days after the date of this Prospectus.

  NatWest Securities Limited, a United Kingdom broker-dealer and a member of the Securities and Futures Authority Limited, has agreed that, as part of the distribution of the Notes offered hereby and subject to certain exceptions, it will not offer or sell any Notes within the United States, its territories or possessions or to persons who are citizens thereof or residents therein other than through a United States broker-dealer. The Underwriting Agreement does not limit the sale of Notes outside of the United States.

  The Company has agreed to indemnify the Underwriters against certain liabilities under the Securities Act.

=============================================================================

 NO PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRE-SENTATIONS OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS, AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY ANY SECURITIES OTHER THAN THE SECURITIES TO WHICH IT RELATES OR AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY SUCH SECURITIES IN ANY CIRCUMSTANCES IN WHICH SUCH OFFER OR SOLICITATION IS UNLAWFUL. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THE DATE HEREOF OR THAT THE INFOR-MATION CONTAINED HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO ITS DATE.

                                  -----------

                               TABLE OF CONTENTS

                                                                          Page
                                                                          ----
Available Information....................................................   2
Incorporation of Certain Documents by Reference..........................   2
Prospectus Summary.......................................................   3
Risk Factors.............................................................   8
Use of Proceeds..........................................................  10
Capitalization...........................................................  11
Price Range of Common Stock and Dividends................................  12
Selected Consolidated Financial Data.....................................  13
Management's Discussion and Analysis of Financial Condition and Results
 of Operations...........................................................  15
Business ................................................................  24
Management...............................................................  29
Description of Notes.....................................................  31
Description of Capital Stock.............................................  43
Certain Federal Income Tax Considerations................................  45
Legal Matters............................................................  47
Experts..................................................................  47
Underwriting............................................................. U-1

==============================================================================


==============================================================================

                                  -----------
                                     LOGO
                                  -----------





                                 $125,000,000

                           NATIONAL DATA CORPORATION

            5% CONVERTIBLE SUBORDINATED NOTES DUE NOVEMBER 1, 2003




                             GOLDMAN, SACHS & CO.

                             SALOMON BROTHERS INC

                             MONTGOMERY SECURITIES

                          NATWEST SECURITIES LIMITED


===============================================================================